SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: April 27, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

Enclosed:

     Management Proxy Circular with Notice
     Proxy
     Supplemental Return Card
     Electronic Consent
     Audited Financial Statements to December 31, 2003
     Additional Notice for Holders of CHESS Units
     CHESS Direction to CDN Form
     CHESS Notice to Shareholders
     Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 27, 2004	By:	/s/ Beverly A. Bartlett BEVERLY A. BARTLETT Corporate Secretary

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE MINES LTD.

DATED: APRIL 16, 2004

IVANHOE MINES LTD.

Notice of Annual General Meeting of Shareholders

June 10, 2004

NOTICE IS HEREBY GIVEN that an Annual General Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on Thursday, June 10, 2004, at 9:00 a.m. local time, in the Terminal City Club, Ferguson/Atkins Rooms, 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2003 and the auditors’ report thereon;

3.	to ratify amendments to By-law No. 1 of the Corporation, which amendments (a) increase the quorum requirements for meetings of shareholders in accordance with Nasdaq Stock Market Inc. requirements; and (b) set the number of positions, within the minimum and maximum number of directors prescribed by the articles of the Corporation, that are open for election at an annual meeting of the shareholders of the Corporation;

4.	to approve issuance of up to 50 million Equity Securities (in addition to any other securities issuable without shareholder approval in compliance with the Australian Stock Exchange (“ASX”) Listing Rules) to such allottees and at such issue price(s) determined by the directors as set out in the Management Proxy Circular, such issue(s) to take place, subject to any applicable ASX waiver, during the period from the date of the Meeting until the date of the Corporation’s annual general meeting in 2005;

5.	to approve the amendment to the articles of the Corporation to increase the maximum number of directors to 12 directors;

6.	to elect directors for the ensuing year;

7.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

8.	to transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed April 21, 2004 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.

A Management Proxy Circular, Form of Proxy, and return envelope accompany this Notice of Meeting.

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A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile to (604) 688 4301 or (416) 363 9524, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

Dated at Vancouver, British Columbia, this 16th day of April, 2004.

BY ORDER OF THE BOARD

“Beverly A. Bartlett”

Corporate Secretary

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IVANHOE MINES LTD.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, British Columbia, V6C 3E1

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished to the common shareholders (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the shareholders to be held at 9:00 a.m., local time, on June 10, 2004 in the Terminal City Club, Ferguson/Atkins Room, 837 West Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting. Unless otherwise stated, this Management Proxy Circular contains information as at April 16, 2004.

SOLICITATION OF PROXIES

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS

A shareholder entitled to vote at the Meeting may, by means of proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the accompanying form of proxy are directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the accompanying form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, (a “Proxy”) is deposited with CIBC Mellon Trust Company, by facsimile (604) 688-4301 or (416) 363-9524, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, or by hand, to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke the Proxy

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(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used,

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or

(b)	in any other manner provided by law.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

On a poll, the nominees named in the accompanying form of Proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder. The Proxy will confer discretionary authority on the nominees named therein with respect to

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the nominees named in the accompanying Proxy will vote shares represented by the Proxy at their own discretion for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the accompanying Proxy intends to vote thereon in accordance with the nominee’s best judgment.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass all special resolutions.

The Corporation’s by-laws were recently amended by the directors of the Corporation to provide that a quorum for the transaction of business at the Meeting consists of at least

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one individual present and holding, or representing by Proxy the holder(s) of, shares carrying in the aggregate not less than thirty three and one-third percent (33 1/3%) of the shares entitled to vote at the Meeting. The by-laws were also amended to include a provision clarifying the number of positions, within the minimum and maximum number of directors prescribed by the articles, that are open for election at an annual meeting of shareholders of the Corporation are the number of nominees for election named in the Management Proxy Circular sent to the Corporations shareholders by management in connection with management’s solicitation of proxies in respect of such annual meeting. At the Meeting, shareholders will be asked to ratify these amendments to the by-laws (the “By-law Amendment Resolution”). A complete description of the reasons for these amendments and the full text of the proposed ordinary resolution to ratify such amendments are set out under “Particulars of Matters to be Acted Upon – By-law Amendment Resolution”.

The By-law Amendment Resolution is an ordinary resolution and, as such, requires approval of a majority of the votes cast by shareholders at the Meeting.

At the Meeting, shareholders will also be asked to consider and, if deemed warranted, to pass an ordinary resolution, the full text of which is set out under “Particulars of Matters to be Acted Upon – Share Issue Resolution” (the “Share Issue Resolution”), authorizing the Corporation to approve issues of equity securities in connection with Australian Stock Exchange listing rules for the period from the date of the Meeting until the date of the Corporation’s annual general meeting in 2005, expected to be in June 2005.

The Share Issue Resolution is an ordinary resolution and as such, requires approval by a majority of the votes cast by shareholders at the Meeting.

At the Meeting, shareholders will also be asked to consider, and, if deemed warranted, pass a special resolution to amend the Corporation’s articles to increase the maximum number of directors from 9 to 12, the full text of which is set out under the heading “Particulars of Matter to be Acted Upon – Articles of Amendment Resolution” (the “Articles Amendment Resolution”).

The Articles of Amendment Resolution is a special resolution and, as such, requires approval by a majority of at least two-thirds of the votes cast by shareholders at the Meeting.

Shareholders will also be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Corporation’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

VOTING SHARES

The Corporation has an authorized capital consisting of an unlimited number of Common Shares without par value and an unlimited number of Preference Shares without par value.

As of April 16, 2004, the Corporation had issued 271,706,478 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. As of such date, no Preference Shares were issued or outstanding.

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A holder of record of one or more Common Shares on the securities register of the Corporation at the close of business on April 21, 2004 (the “Record Date”) who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that

(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

NOTICE TO HOLDERS OF CHESS UNITS OF FOREIGN FINANCIAL PRODUCTS OVER COMMON SHARES TRADED ON THE AUSTRALIAN STOCK EXCHANGE

In Australia the “holders” of the Corporation’s Common Shares traded on the Australian Stock Exchange may not actually hold the shares but rather CHESS Units of Foreign Financial Products (‘CUFS’), a form of depositary receipt. The shares are held by the Corporation’s depositary nominee, CHESS Depositary Nominees Pty Ltd (‘CDN’).

If you are a holder of CUFS, you may direct CDN on how it should vote on the resolutions described in the Notice of Meeting and Management Proxy Circular. If you do so, CDN will cast proxy votes in accordance with your directions. You are also permitted to attend the Meeting.

If you wish to direct CDN on how it should vote on the resolutions you should complete the attached ‘Direction to CDN Form’ and return it to Advanced Share Registry Services (“ASRS”), Level 7, 200 Adelaide Terrace, Perth, Western Australia, 6000, Australia (Telephone: +61 8 9221 7288, Facsimile: +61 8 9221 7869). You must complete the form and return it to ASRS by 5 p.m. (Perth time) on June 3, 2004.

Please note that as a CUFS holder you must complete the ‘Direction to CDN Form’, not the Proxy form.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many holders of Common Shares as a substantial number of holders of Common Shares do not hold their Common Shares in their own name.

Holders of Common Shares who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Holders”) should note that only proxies deposited by holders of Common Shares whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the name of the shareholder on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for

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Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Holders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the Proxy or other form of proxy supplied to a Beneficial Holder by its broker (or agent of the broker) is limited to instructing the registered holder of Common Shares (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a special proxy form to the Beneficial Holders and asks Beneficial Holders to return such proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Holder receiving a proxy form from ADP cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder of Common shares and vote the Common Shares in that capacity. Beneficial Holders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered holder of Common Shares should enter their own names in the blank space on the proxy form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the directors and senior officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares and the share ownership by the current directors and senior officers of the Corporation as a group are:

	Number of Shares
	Owned, Controlled or	Percentage of Shares
Name and Address	Directed	Outstanding

Robert M. Friedland Hong Kong	100,834,334(1)	37%
Directors and Officers as a group(2)	103,114,612(3)	37.6%

(1)	Common Shares are held indirectly through Newstar Securities SRL and Goldamere Holdings SRL, companies controlled by Mr. Friedland.

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(2)	The directors and senior officers, as a group, hold 5,516,500 Common Shares issuable upon exercise of incentive stock options.

(3)	Includes 100,834,334 Common Shares held directly and indirectly by Robert M. Friedland.

EXECUTIVE COMMITTEE

The Corporation does not have an Executive Committee of the board of directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

BY-LAW AMENDMENT RESOLUTION

By-law No. 1 of the Corporation formerly provided that “a quorum for the transaction of business at any meeting of the shareholders is at least one individual present at the commencement of the meeting holding, or representing by proxy the holder or holders of, shares carrying in the aggregate not less than five percent of the votes eligible to be cast at the meeting.”

To provide the Corporation with greater access to the capital markets in the United States, in November of 2003, the Corporation applied to the Nasdaq Stock Market Inc. for listing on Nasdaq National Market (“Nasdaq”). One of the pre-requisites for listing on Nasdaq was a quorum requirement in the Corporation’s by-laws for any meeting of the holders of its Common Shares to be not less than 33 1/3 percent of the issued and outstanding shares of the Corporation’s common voting shares.

The directors of the Corporation passed a resolution to amend item 9.6 of By-law No. 1 of the Corporation to remove “five percent (5%)” and replace it with “thirty three and one third percent (33 1/3%)” and, in accordance with the YBCA requirements, the directors are submitting this amendment to the shareholders for ratification.

The directors also passed a further amendment, as Item 9.20 of the By-laws, to clarify that the number of positions within the minimum and maximum number of directors prescribed by the articles that are open for election at an annual meeting of shareholders will be equal to the number of nominees for election named in the management proxy circular sent to the shareholders by management in connection with management’s solicitation of proxies in respect of such meeting provided that such number is not less than the minimum number, nor greater than the maximum number, of directors prescribed by the articles.

Text of Resolutions

At the Meeting, the shareholders will be asked to approve the By-law Amendment Resolution, the text of which is as follows:

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“RESOLVED AS AN ORDINARY RESOLUTION THAT:

A.	The amendment to item 9.6 of By-law No. 1, by deleting the reference to “five percent (5%)” and replacing it with the reference to “thirty-three and one-third percent (33 1/3%)” is hereby ratified; and

B.	The inclusion of the following new provision 9.20 as an amendment to the By-law No. 1 is ratified:

“Election of Directors

          9.20 For as long as the articles prescribe a minimum and maximum number of directors, the number of directors to be elected at an annual meeting of shareholders will be equal to the number of nominees for election named in the management proxy circular sent to the shareholders by management in connection with management’s solicitation of proxies in respect of such annual meeting provided that such number is not less than the minimum number, nor greater than the maximum number, of directors prescribed by the articles.””

The By-law Amendment Resolution is an ordinary resolution and, in order to be considered approved, requires the affirmative vote of shareholders holding a majority of the Common Shares of the Corporation voted at the Meeting.

SHARE ISSUE RESOLUTION

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a resolution authorizing the issue by the Corporation of up to 50 million Equity Securities (in addition to any other securities issuable without shareholder approval in compliance with the Australian Stock Exchange (“ASX”) Listing Rules) to such allottees and at such issue price(s) determined by the directors as set out in this Management Proxy Circular, such issue(s) to take place, subject to any applicable ASX waiver, during the period from the date of the Meeting until the date of the Corporation’s annual general meeting in 2005, expected to be in June, 2005.

This resolution is to be effective if and to the extent the Corporation is not otherwise fully exempt from ASX listing rule 7.1 (or its successor provisions) during such period by virtue of the grant by the ASX of applicable waiver(s) or otherwise. This resolution will only constitute effective shareholder approval for the purposes of ASX Listing Rule 7.1 if ASX grants the Corporation an applicable waiver from ASX Listing Rule 7.1 and/or 7.3. For the purposes of this resolution, an “Equity Security” is a Common Share or a security or other right convertible into or exchangeable for a Common Share including a Common Share Purchase Warrant or a Special Warrant or Convertible Debt.

Toronto Stock Exchange Requirements in Respect of Share Issues

The Corporation’s Common Shares have been listed on the Toronto Stock Exchange (“TSX”) since June 1996, and, accordingly, the Corporation is subject to regulation under the rules and policies of the TSX Company Manual (the “TSX Code”), including TSX Code restrictions on the number of equity securities that may be issued pursuant to private placement transactions.

The TSX Code provides that the aggregate number of listed securities which are issued (or made subject to issuance) pursuant to a “private placement” transaction during any six month period may not exceed 25% of the number of securities of the issuer which

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are outstanding (on a non-diluted basis) prior to giving effect to such transaction without both TSX and shareholder approval. A “private placement” transaction is the issuance of treasury securities of a listed class (or convertible into a listed class) without Canadian prospectus disclosure in reliance on the exempting provisions of Canadian provincial securities legislation. Private Placement securities may not be issued at more than a 15% discount to the current market price (for companies with listed securities having a market price over $2.00). Shareholder approval may also be required where a placement materially affects control of a listed company or where the placement has not been negotiated at arm’s length. Public offerings of securities by prospectus are not limited by any percentage restriction under the TSX Code.

The TSX has recently proposed amendments to the TSX Code which have been published for comment and have been undergoing review and consideration by Canadian securities regulators. One of the proposals would reduce certain of the restrictions relating to limits on private placement transactions and the requirements for shareholder approval. Under the proposal, shareholder approval would be mandated where private placement transactions are priced at a discount to market and where such placement involves the issue of greater than 25% of the issuers outstanding listed securities at the time of the private placement. A maximum discount of 15% would continue to apply for companies having listed securities trading at greater than a $2.00 market price, and security holder approval would continue to be required for material changes of control and for specified non-arm’s length transactions. At the date of the Circular, the proposals have not been adopted and there can be no assurance that the proposed amendments to the TSX Code will be adopted in their current form or at all.

Australian Stock Exchange Requirements in Respect of Share Issues

Since its conversion from an ASX Foreign Exempt Listing to a Full ASX Listing on July 1, 2002, the Corporation has been subject to the ASX listing rules applicable to all non-exempt listed companies, including a specific limitation on the ability of listed companies to raise equity capital without shareholder approval.

ASX listing rule 7.1 restricts the ability of the Corporation to issue certain equity securities during any twelve month period to 15% of the outstanding Common Shares at the beginning of such period (subject to certain adjustments). This restriction will not apply to an issue of Equity Securities if the Corporation has received shareholder approval of the transaction or a specific exemption or waiver is applicable. Shareholder approval can be either prospective or, provided an issuance of shares is in compliance with the 15% limitation, in the form of a subsequent ratification. Unlike the TSX Code, the ASX listing rule restrictions include all issuances of “equity securities” of the Corporation, including public offerings by prospectus, unless a specific exemption is available under listing rule 7.2 or a waiver is received from the ASX.

In October 2003, ASX released an exposure draft of amendments to Chapter 7 of the Listing Rules which were originally proposed to take effect on 30 January 2004. As of the date of this Circular, ASX has only proceeded with some of the amendments, which took effect on 31 March 2004, and has deferred others for further consideration. One of the key proposed amendments was the proposal to amend Listing Rule 7.1 and insert a new Listing Rule 7.3A to give shareholders the capacity to confer a general mandate on management to issue securities for a thirteen month period for the date of the mandate. ASX has deferred this proposal for further consideration.

The text of listing rules 7.1 through 7.5 is set out in Schedule A to the Management Proxy Circular.

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Waiver of ASX Listing Rules in Respect of Share Issues

The principal exemption relevant to capital raising under the listing rule is a rights issue whereby new equity securities to be issued must first be offered pre-emptively to existing shareholders on a pro-rata basis. Because North American capital raising practices do not typically involve pre-emptive offers to existing shareholders, but rely instead on rapid financing techniques designed to accelerate the completion of offerings to third parties, the effect of listing rule 7.1 is to oblige the Corporation to obtain prospective shareholder approval of issues of equity securities or waivers from the ASX in order to take advantage of market windows to raise equity capital.

On December 9, 2002 following application and appeal procedures, the ASX granted the Corporation a waiver from listing rule 7.1 for the period ending on December 9, 2003. As a result of that waiver, the Corporation was not required to obtain shareholder approval for issues of Equity Securities exceeding the 15% limit in listing rule 7.1 during such period. During the period from December 9, 2002 until expiry of the waiver the Corporation raised CDN$284,686,280 and U.S.$49,996,800 through the issue of 61,356,080 Common Shares issued directly or issued or issuable upon exercise of a right of conversion of Equity Securities (exclusive of any securities issued under the Corporation’s Employees’ and Directors’ Equity Incentive Plan).

At the annual meeting of the shareholders on June 12, 2003, the shareholders of the Corporation authorized the Corporation to issue up to 50 million Equity Securities (in addition to any other securities issuable in compliance with ASX listing rules) during the period between December 9, 2003 and June 10, 2004, the date of the Corporation’s annual general meeting (the “2003 Shareholder Authorization”). The resolution approved by the shareholders was to be effective if the Corporation is not otherwise exempt from ASX listing rule 7.1 (or its successor provisions). Since December 9, 2003 until the date of this Circular, the Corporation has not raised any additional funds through the issue of Common Shares or Equity Securities convertible into Common Shares.

Reasons for Seeking Shareholder Approval at the Meeting

Management of the Corporation believe that it is important for the Corporation to continue to have flexibility in its ability to raise capital and to be in a position to quickly respond to favorable equity capital market funding opportunities, particularly since the Corporation is currently and expects to continue to be, engaged in capital-intensive exploration and development projects in Mongolia and elsewhere.

Management has applied to the ASX for (i) a waiver of the requirements of listing rule 7.1 such that the Corporation be exempt from the requirements of Listing Rule 7.1; or (ii) a new waiver of the requirements of listing rule 7.1 and/or 7.3 such that (a) the 2003 Shareholder Authorization will constitute effective shareholder approval for purposes of listing rule 7.1; and (b) the authorization, if approved by the Corporation’s shareholders at the Meeting, for the issue of up to 50 million Equity Securities during the period from June 10, 2003 (in addition to any other securities issuable in compliance with ASX Listing Rules) until the date of the Corporation’s annual general meeting in 2005 will constitute effective shareholder approval for the purposes of listing rule 7.1.

Accordingly, the Corporation is proposing that at the Meeting the shareholders, by passing the share issue resolution, approve a general mandate for the Corporation to issue up to 50 million Equity Securities (in addition to any other securities issuable in

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compliance with ASX listing rules) during the period from the date of the Meeting to the date of the Corporation’s annual general meeting in 2005, expected to be in June 2005.

Particulars in Respect of Proposed Resolution

The following particulars relate to the proposed Share Issue Resolution:

(i)	The maximum number of Common Shares issuable either directly by the Corporation or upon exercise of a right of conversion of Equity Securities will be 50 million Common Shares;

(ii)	Any Equity Securities issued pursuant to the Share Issue Resolution will be issued between the date of the Meeting and the date of the Corporation’s annual general meeting in 2005, expected to be in June, 2005;

(iii)	The minimum issue price for each whole Common Share or underlying Common Share will not be less than $4. As a practical matter, under current TSX Rules, Equity Securities issued by way of a private placement will not be issued for less than a 15% discount to market price as determined by applicable TSX Rules. Equity Securities issued by public offering would be determined by the Corporation based on prevailing market conditions and, if applicable, negotiation with underwriters.

(iv)	Equity Securities issued under a private placement will be issued to institutional or sophisticated investors in accordance with applicable North American or other securities laws. Equity Securities may also be issued to investors under an underwritten or best efforts public offering. Equity Securities may also be issued to a vendor of assets in connection with an acquisition by the Corporation. The persons to whom securities will be issued have not been identified or selected and will be determined by the directors of the Corporation. The names of the allottees are not known, with the directors of the Corporation to use their absolute discretion in respect of any allotment. It is not anticipated that any director or their associates would participate in any such allotment in the absence of appropriate approvals;

(v)	Equity Securities issuable would be Common Shares, or a security or other right convertible into, or exchangeable for, Common Shares including Common Share Purchase Warrants or Special Warrants or Convertible Debt.

•	Any Common Shares issued would be fully paid Common Shares ranking in parity to the other outstanding Common Shares of the Corporation.

•	A Common Share Purchase Warrant is a right exercisable by the holder to acquire a Common Share upon payment of a minimum exercise price of $4, and may be issued for no additional consideration at the time of issue.

•	A purchaser of Common Share Purchase Warrants would be entitled upon exercise to no more than one Common Share per Common Share Purchase Warrant, subject to adjustment provisions which would entitle the purchaser to adjust the number of Common Shares issuable in order to account for the effect of a stock dividend, share split, share consolidation or other capital structure change affecting the Common Shares of the Corporation.

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•	Special Warrants would be issued by private placement and subject to a minimum $4 issue price per underlying Common Share. Special Warrants grant the holder (of Special Warrants) Common Shares upon exercise or deemed exercise of the Special Warrants, upon clearance of a prospectus with respect to the distribution of securities, without payment of additional consideration by the holders of the Special Warrants.

•	Convertible Debt would be issued by private placement or public offering and would be subject to a minimum conversion rate of $4 per underlying Common Share.

•	The Equity Securities may be issued in one or more transactions. The Corporation may, at the request of a purchaser or as required by applicable securities laws, prepare and file in British Columbia and other applicable jurisdictions a prospectus in connection with an issuance of Equity Securities.

•	The Equity Securities, or some of them, may be sold through underwriters or licensed brokers and the Corporation may pay negotiated underwriting or brokers commissions or finder’s fees in accordance with applicable securities laws.

(vi)	The intended use of proceeds raised is to fund exploration and development expenditures in respect of the Corporation’s properties in Mongolia, to fund exploration and development activities in respect of the Corporation’s other existing properties and properties acquired in the future, to fund the acquisition of additional properties or assets and for working capital and general corporate and administrative purposes.

(vii)	Allotments of Equity Securities would be likely to occur progressively (in one or more transactions).

Text of Resolution

At the Meeting, the shareholders will be asked to approve the Share Issue Resolution, the text of which is as follows:

“RESOLVED that the Corporation is authorized to issue up to 50 million Equity Securities (in addition to any other securities issuable without shareholder approval in compliance with Australian Stock Exchange (“ASX”) Listing Rules) to such allottees and at such issue price(s) determined by the directors as set out in this Management Proxy Circular, such issue(s) to take place, subject to any applicable ASX waiver, during the period between the date of the Meeting and the date of the Corporation’s annual general meeting in 2005. This resolution is to be effective to the extent that the Corporation is not exempt from ASX Listing Rule 7.1 (or its successor provisions) during such period by virtue of the grant by the ASX of a waiver from the requirements of 7.1 or otherwise. For purposes of this resolution, an “Equity Security” is a Common Share or a security or other right convertible into or exchangeable for a Common Share, including a Common Share purchase warrant, a special warrant or convertible debt”.

Voting Exclusion – The Corporation will disregard any votes cast on this resolution by (i) persons who may participate in the proposed issue and (ii) persons who might obtain a

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benefit if this resolution is passed, except a benefit solely in the capacity of a holder of Common Shares, and (iii) any associates of those persons. However, the Corporation need not disregard a vote if it is cast by the person as proxyholder for a person who is entitled to vote, in accordance with the directions on the Proxy form; it is cast by the person chairing the meeting as proxyholder for a person who is entitled to vote, or it is cast in accordance with a direction on the Proxy form to vote as the proxyholder decides.

ARTICLES OF AMENDMENT RESOLUTION

It is proposed that the Corporation’s Articles be amended to increase the maximum number of directors from 9 to 12. The shareholders of the Corporation will be asked to consider and approve at the Meeting a special resolution as follows:

“SPECIAL RESOLUTIONS TO AMEND THE CORPORATION’S ARTICLES

RESOLVED THAT:

1.	the Corporation’s Articles be amended by deleting the existing Article 4 thereof and replacing it with the following:

“4. the number of Directors shall not be less than three (3), nor more than twelve (12).”

2.	Any one director of the Corporation is authorized and directed to file with the Registrar of Corporations (Yukon) Articles of Amendment to reflect such Amendment.”

The Corporation’s articles currently provide that the number of directors of the Corporation is subject to a minimum of 3 directors and a maximum of 9 directors. Management has proposed 9 nominees for election at the Meeting as directors of the Corporation. The amendment to the Corporation’s articles to increase the maximum number of directors of the Corporation from 9 to 12 will afford a degree of flexibility for additional directors to be added to the board of directors of the Corporation in the future as suitable candidates are identified.

ELECTION OF DIRECTORS

The term of office of each of the current 9 directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 16, 2004.

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	Principal Occupation,	Period as a	Shares Beneficially
	Business or	Director of the	Owned, Controlled
Name and Position	Employment(1)	Corporation	or Directed(1)(2)

ROBERT M. FRIEDLAND Chairman and Chief Executive Officer and Director	Chairman and President, Ivanhoe Capital Corporation; Chairman and Chief Executive Officer, Ivanhoe Mines Ltd. (March 1994 – present)	March 1994	100,834,334

R. EDWARD FLOOD Deputy Chairman and Director	Deputy Chairman of the Corporation (May 1999 – present); Senior Analyst, Haywood Securities (May 2000 – November 2001)	March 1994	72,450

GORDON L. TOLL Deputy Chairman and Director	Senior Vice-President, Ivanhoe Capital Corporation (December 1995 – present)	March 1996	1,157,328

JOHN MACKEN President and Director	President, Ivanhoe Mines Ltd. (January, 2004 – present) Senior Vice President of Freeport, McMoran, Copper & Gold (1996 – 2000)	January 2004	NIL

JOHN WEATHERALL(3)(5) Director	President, Scarthingmoor Assets Management Inc. (January, 1996 – present)	June 1996	50,500

KJELD THYGESEN(3)(4)(5) Director	Managing Director of Lion Resource Management (1989 – present) Chairman of Hanson Capital Limited (February 1998 – present); Chairman of Hanson Transport Group (1996 to present);	February 2001	NIL

ROBERT HANSON(4)(5) Director	Chairman of Hanson Pacific Limited (March 1994 – 1997); Director, Hanson PLC (1990 – 1997)	February 2001	NIL

MARKUS FABER(3) Director	Managing Director, Marc Faber Ltd. (1990 to present)	February 2002	NIL

DAVID HUBERMAN(4)(5)(6) Director	President, Coda Consulting Corp. (1999 – present)	September 2003	NIL

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options. See “Voting Shares”.

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(3)	Indicates members of the Audit Committee.

(4)	Indicates members of the Compensation and Benefits Committee.

(5)	Indicates members of Nominating and Corporate Governance Committee.

(6)	Indicates Lead Director.

APPOINTMENT OF AUDITORS

Deloitte & Touche, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation at a remuneration to be fixed by the directors. Deloitte & Touche have been the Corporation’s auditors since January 1995.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Management Proxy Circular, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.

The Corporation is a party to cost sharing agreements with other companies in which Robert M. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares office space, furnishings, equipment and communications facilities in Vancouver, Singapore and London and an aircraft on a cost recovery basis. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2003, the Corporation’s share of these costs was US$6,100,000. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

R.M. Friedland
Company Name	Ownership Interest

Ivanhoe Energy Inc.	32.17%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd.	54.58%
Pacific Minerals Inc.	(1)
Asia Gold Corp.	(1)

(1)	Mr. Friedland owns 37% of the Common Shares of the Corporation, which owns 35.41% of the common shares of Pacific Minerals Inc. and 51.08% of the common shares of Asia Gold Corp.

EXECUTIVE COMPENSATION

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided as at December 31, 2003, in respect of the Chief Executive Officer and each of the Corporation’s four most highly compensated executive officers (collectively, the “Named Executive Officers”) whose annual compensation exceeded Cdn. $100,000 in the year ended December 31, 2003. During the year ended December 31, 2003, the aggregate compensation paid to all officers of the Corporation who received more than Cdn.$40,000 in aggregate compensation during such period was US$1,260,267.

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Summary Compensation Table

The following table sets forth a summary of all compensation paid during the years ending December 31, 2001, 2002 and 2003 to each of the Named Executive Officers:

		Annual Compensation					Long Term Compensation

							Awards		Payouts

							Securities	Restricted
							Under	Shares or
					Other		Options/	Restricted
					Annual		SARs	Share	LTIP	All Other
Name and		Salary	Bonus		Compensation		Granted	Units	Payout	Compensation
Principal Position*	Year	(US$)	(US$)		(US$)(1)		(#)	(US$)	(US$)	(US$)(2)

ROBERT FRIEDLAND(3)	2003	—	—		10,841	(4)	—	—	—	877
Chairman and Chief	2002	—	—		6,402	(4)	—	—	—	521
Executive Officer	2001	—	—		5,514	(4)	1,500,000	—	—	654
DANIEL KUNZ(5)	2003	33,333 (5)	—		2,884	(6)	—	—	—	1,623
President	2002	200,000	—		—		—	—	—	9,740
	2001	250,000	—		—		1,578,000	—	—	9,740	(7)
GORDON TOLL	2003	200,246	—		52,112	(8)	—	—	—	9,047
Deputy Chairman	2002	201,267	—		—		—	—	—	3,330
	2001	202,593	—		—		—	—	—	3,330	(7)
EDWARD C. ROCHETTE	2003	159,212	—		25,695	(9)	—	—	—	4,735
Senior Vice-President	2002	160,102	—		17,092	(9)	—	—	—	3,300
Legal and Administration	2001	156,619	—		15,471	(7)(9)	682,500	—	—	3,300	(7)
DOUGLAS KIRWIN	2003	177,443	46,429	(10)	53,047	(12)	—	—	—	928
Senior Vice-President	2002	150,000	65,000	(11)	44,877	(12)	—	—	—	6,718
Exploration	2001	150,000	—		39,773	(7)(12)	182,500	—	—	4,750	(7)
PAUL CHARE	2003	170,242	—		43,099	(13)	—	—	—	—
Executive Vice President	2002	84,308	—		22,490	(13)	—	—	—	—
	2001	—	—		—		—	—	—	—

(1)	Perquisites and benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers except where numbers are disclosed in this column.

(2)	Includes share purchase plan contributions and life insurance premiums.

(3)	Mr. Friedland was acting President from March 1, 2003 to January 1, 2004.

(4)	Mr. Friedland’s other annual compensation included medical premiums of $10,841 (2003), $6,402 (2002) and $5,514 (2001).

(5)	Mr. Kunz resigned from the Corporation on March 1, 2003 and his salary for 2003 represents a pro rata share of a $200,000 annual salary.

(6)	Mr. Kunz’s other annual compensation in 2003 included medical premiums of $3,340.

(7)	Reflects adjustment from previous disclosure.

(8)	Mr. Toll’s other annual compensation in 2003 included a rental allowance of $43,707 and medical premiums of $8,405.

(9)	Mr. Rochette’s other annual compensation included medical and dental premiums of $13,695 (2003), $13,096 (2002), and $11,388 (2001), and a rental allowance of $12,000 (2003).

(10)	Mr. Kirwin was granted a bonus consisting of 20,000 Common Shares, valued at C$3.25 (approximately $2.32) per Common Share.

(11)	Mr. Kirwin received a bonus in 2002 of $65,000 which was applied to repay a loan from the Corporation to pay the mortgage on his home. The loan was forgiven in 2002 although for accounting purposes the amount was booked in 2001.

(12)	Mr. Kirwin’s other annual compensation includes a housing allowance of $36,000 in each of 2003, 2002, and 2001, medical premiums of $11,757 (2003) and a tax gross up allowance of $5,290 (2003).

(13)	Mr. Chare’s other annual compensation included a rental allowance of $43,099 (2003) and a housing allowance of $22,490 (2002).

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Long Term Incentive Plan

The Corporation does not presently have a long-term incentive plan for its executive officers.

Options/SAR Grants During The Most Recently Completed Financial Year

There were no options or SAR grants made to the Named Executive Officers during the most recently completed financial year:

Aggregated Option Exercises

Other than as described below, no options or stock appreciation rights were exercised during the year ended December 31, 2003 by the Named Executive Officers.

				Value of Unexercised
		Aggregate	Unexercised Options at	in the Money Options at
		Value	December 31, 2003	December 31, 2003
	Securities Acquired	Realized	(Exercisable/	(Exercisable/Unexercisable)
Name	on Exercise	(Cdn$)	Unexercisable)	(Cdn$)

Daniel Kunz	362,400	$3,279,840	0/0	0/0
Edward Rochette	210,000	$1,898,500	233,500/131,500	$2,028,950/$1,175,400
Doug Kirwin	92,000	$824,700	0/26,500	0/$241,150
Gordon Toll	1,250,000	$11,350,000	0/300,000	0/$2,730,000

Option and SAR Repricings

No options or stock appreciation rights were repriced during the year ended December 31, 2003.

Defined Benefit and Pension Plans

The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers or employees.

Employment Contracts

The Corporation does not have an employment contract with any of the Named Executive Officers. As of November 1, 2003, the Corporation entered into an employment contract with Mr. John Macken for employment as President of the Corporation commencing on January 1, 2004 with no fixed term of employment and providing for a base salary of $300,000 per year, a housing benefit for accommodation in Singapore and the same benefit entitlements available to the Corporation’s other executive officers. The Corporation may terminate Mr. Macken’s employment for cause, or without cause on payment of 12 month’s base salary. In the event of a change of control under the contract and if the contract is terminated by the Corporation within twelve months thereafter, Mr. Macken would be entitled to receive payment of 12 month’s base salary and a vesting of all unexercised stock options which will thereafter remain exercisable for six months. Under the terms of the contract, Mr. Macken was granted an initial incentive stock option to acquire 1,000,000 common shares which vest over three years and expire on January 1, 2011. Mr. Macken was granted a further option on March 10, 2004 to acquire an additional 1,000,000 common shares,

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which options vest as to 20% in March, 2004 and, as to the balance, 20% in March, 2005, 30% in March 2006 and 30% in March 2007, subject in each case to earlier vesting upon specified corporate goals identified by the board of directors being met.

Composition of the Compensation and Benefits Committee

On December 31, 2003, the Compensation and Benefits Committee was comprised of Messrs David Huberman, Kjeld Thygesen and Robert Hanson. Mr. Flood, as Deputy Chairman of the Corporation, resigned from the Compensation and Benefits Committee on November 21, 2003 and was replaced by Mr. David Huberman, who is an outside, unrelated director. Messrs Thygesen and Hanson are also both outside, unrelated directors of the Corporation.

Directors who were officers or employees of the Corporation during the financial year ended December 31, 2003, were: Mr. Robert M. Friedland – Chairman, Mr. R. Edward Flood – Deputy Chairman, Mr. Gordon L. Toll – Deputy Chairman. Mr. John Macken, who commenced duties as President of the Corporation on January 1, 2004 is also a director of the Corporation.

Report on Executive Compensation

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The members of the Compensation and Benefits Committee are all outside unrelated directors. Following review and approval by the Committee, decisions relating to executive compensation are reported to and approved by the full board of directors. The Compensation Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.

The basic philosophy underlying the Corporation’s executive compensation program is that the interests of the Corporation’s executive officers should be aligned as closely as possible with the interests of the Corporation and its shareholders as a whole. Compensation for the Corporation’s senior executive officers is, accordingly, designed to reflect the following considerations: to provide a strong incentive to management to achieve the Corporation’s corporate long term and short term goals; to ensure that the interests of management and of the Corporation’s shareholders are aligned; and to enable the Corporation to attract, retain and motivate executives of the highest caliber in light of the strong competition in our industry for qualified personnel. Our approach in considering compensation for senior executives and other management is designed to recognize both individual and corporate performance, and the fact that, insofar as competition for highly skilled employees is intense, the levels of compensation we offer should be comparable to those offered elsewhere in our industry.

The compensation that the Corporation’s executive officers receive generally consists of cash, equity and equity incentives. Typically, base salary comprises the entire cash component of each senior executive officer’s compensation. The Corporation does not maintain a pension plan or other long term compensation plan for its executive officers and, generally, does not pay cash bonuses. Compensation over and above base salary usually takes the form of incentive stock options but can also include bonus awards of fully paid Common Shares of the Corporation.

The relative emphasis on the various compensation components is variable and tends not to be comparable year over year. Although the cash component of overall compensation tends to remain relatively consistent, the equity and equity incentive component, being entirely within the discretion of the board of directors, can fluctuate significantly from one year to another. Factors influencing the nature and scope of equity compensation and equity incentives awarded in a given year include: awards made in previous years and, particularly in the case of equity incentives, the number of stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options. During 2003, the Corporation did not grant any incentive stock options to its executive officers, except for the grants of options to Mr. John Macken as described under “Employment Contracts” above. Accordingly, the relative emphasis in 2003 was entirely on cash compensation.

The Corporation’s compensation policy is based on the proposition that some element of the compensation for the Corporation’s executive officers should be tied to the risks and rewards of owning the Corporation’s Common Shares and that stock options can create a strong incentive to build shareholder value. The Compensation and Benefits Committee oversees and sets the general guidelines and principles for the compensation packages for senior management. As well, the Compensation and Benefits Committee assesses the individual performance of the Corporation’s senior executive officers and makes recommendations to the board of directors. Based on these recommendations, the board of directors makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s senior executive officers over and above their base salaries. Although the base salaries of executive officers may be reviewed from time to time on an ad hoc basis, the Compensation and Benefits Committee does not, as a matter of course, review base salaries on an annual basis.

The specific relationship of corporate performance to executive compensation under the Corporation’s executive compensation program is created exclusively through equity compensation mechanisms. Incentive stock options, which vest and become exercisable with the passage of time, link the bulk of the Corporation’s equity-based executive compensation to shareholder return, measured by increases in the market price of the Corporation’s Common Shares. Through the Compensation and Benefits Committee, the Corporation continues to review performance-based criteria in connection with equity-based compensation with a view to moving toward performance related vesting for such compensation if and to the extent possible. A recent grant of 1,000,000 options to Mr. Macken, the Corporation’s new President, in March 2004 contained accelerated vesting provisions upon the achievement by the Corporation of specified corporate objectives. From time to time, the board of directors also makes discretionary bonus awards of Common Shares to the Corporation’s employees, including the Corporation’s executive officers. Such awards are intended to recognize extraordinary contributions to the achievement of corporate objectives or the fulfillment of defined business development goals and milestones tied to pre-determined equity incentives.

The compensation paid to the Corporation’s former Chief Executive Officer (whose employment ended on March 31, 2003) and in prior periods was based on the same basic factors and criteria used to determine executive compensation generally. The cash compensation reflected the Compensation and Benefits Committee’s views as to what constituted a fair and reasonable base salary for an executive with his skills, expertise and experience having due regard to the nature and stage of development of the Corporation’s business. In assessing the cash compensation paid to the Chief Executive Officer, the members of the Compensation and Benefits Committee drew primarily upon their collective experience in the mining and mining finance industries. As a source of comparison, the Compensation and Benefits Committee reviewed the rates of publicly reported cash compensation paid to other chief executive officers of intermediate mining development and exploration companies considered by the

Compensation and Benefits Committee to be the Corporation’s industry peers. These companies included Bema Gold Corporation, Breakwater Resources Ltd., First Quantum Minerals Ltd. and Southern Era Resources Limited. The cash compensation paid to our former Chief Executive Officer was in the median range of cash compensation paid to chief executive officers among the members of the Corporation’s industry peer group. The Compensation and Benefits Committee did not use a peer comparison in assessing equity compensation. The Corporation’s current Chief Executive Officer, who is also the Corporation’s largest shareholder, does not receive a salary or any other cash compensation for acting as such. He is, however, eligible to receive equity compensation and equity incentives.

Submitted on behalf of the Compensation and Benefits Committee:

     Robert Hanson
     Kjeld Thygesen
     David Huberman

Performance Graph

The following graph and table compares the cumulative shareholder return on a $100 investment in common shares of the Corporation to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 1998 to December 31, 2003.

	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003

Ivanhoe Mines Ltd.	Cdn. $100	Cdn. $130	Cdn. $138	Cdn. $119	Cdn. $102	Cdn. $127
S&P TSX Composite Index	Cdn. $100	Cdn. $136	Cdn. $138	Cdn. $275	Cdn. $430	Cdn. $1,355

COMPENSATION OF DIRECTORS

Currently no fixed compensation is paid to directors of the Corporation for acting as such, except for Mr. David Huberman, who receives Cdn $50,000 per annum for acting as the Lead Director of the board of directors. All directors have been granted stock options. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than “routine indebtedness” as that term is defined in applicable securities legislation, no director, senior officer or proposed nominee as a director of the Corporation, or associate or affiliate of any such director, senior officer or proposed nominee as a director, is or has been indebted to the Corporation since the beginning of the last completed financial year of the Corporation.

CORPORATE GOVERNANCE

The board of directors considers good corporate governance practices as an important factor in the continued and long term success of the Corporation by helping to maximize shareholder value over time.

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “Existing TSX Guidelines”).

The ASX Corporate Governance Council has issued best practice recommendations for corporate governance practices (the “ASX Recommendations”). Effective for reports on fiscal years commencing on and after January 1, 2004, the Corporation will be required by the ASX Listing Rules to disclose its corporate governance practices with reference to the ASX Recommendations. While the Corporation is not required to report by reference to the ASX Recommendations until it reports on its financial year commencing 1 January 2004, it has reviewed the ASX Recommendations and has broadly implemented such recommendations.

Recent Developments

Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the Existing TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.

In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. The rules (with which the Corporation must be in compliance by no later than the Corporation’s next annual meeting) require:

•	a minimum three-member audit committee comprised solely of independent directors;

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things:

—	the pre-approval of all audit services and permissible non-audit services; and

—	the sole authority to appoint, determine funding for and oversee the outside auditors.

The CSA also published for comment in January 2004 Proposed Multilateral Policy 58-201 and Proposed Multilateral Instrument 58-101 (collectively, the “CSA Proposals”), which are intended to replace the Existing TSX Guidelines in most Canadian jurisdictions. These proposals are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange. The TSX intends to revoke its existing guidelines and related disclosure requirements when the CSA Proposals become effective. The comment period expired on April 15, 2004.

During 2003, the board of directors implemented several changes in its corporate governance procedures to comply with Existing TSX Guidelines, the proposed amendments to those guidelines published by the TSX in 2002, the ASX Recommendations and U.S. corporate governance standards. As part of those changes the board:

i.	approved and adopted a new mandate for the board, effective April 19, 2003;

ii.	appointed an outside unrelated director as “lead director”, effective April 9, 2003, with specific responsibility for maintaining the independence of the Board and ensuring the Board carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

iii.	appointed a Nominating and Corporate Governance Committee, effective April 9, 2003, consisting solely of outside and unrelated directors;

iv.	changed the membership of the Compensation and Benefits Committee, effective November 21, 2003, to consist solely of outside unrelated directors instead of a majority of outside unrelated directors;

v.	approved charters for each of the Corporation’s board committees, being the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee, effective November 21, 2003, formalizing the mandates of those committees;

vi.	established a management Disclosure Committee for the Corporation effective April 9, 2003, with the mandate to oversee the Corporation’s disclosure practices;

vii.	formalized the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy effective November 21, 2003; and

viii.	adopted a formal Code of Business Conduct and Ethics effective November 21, 2003 for the Corporation that governs the behaviour of directors, officers and employees.

The Corporation has undertaken a review of its corporate governance practices against the proposed guidelines set forth in the CSA Proposals. The board intends to consider additional changes to its corporate governance practices during 2004 with a view to furthering its compliance with the CSA Proposals.

The Corporation’s Common Shares are also quoted on Nasdaq and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes over the last three years. The Sarbanes-Oxley Act was enacted on July 30, 2002 and, both as part of the Sarbanes-Oxley Act and independently, the SEC has enacted a number of new regulations relating to corporate governance standards for listed companies. In addition, Nasdaq has recently implemented numerous rule changes (the “Nasdaq Corporate Governance Rules”) that revise the corporate governance standards for Nasdaq-listed companies.

The CSA Proposals recommend that a board should be comprised of a majority of independent directors. In addition, there is a heightened independence requirement for members of the Audit Committee under the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules and the CSA Audit Committee Rules. The Corporation must be in compliance with these requirements by no later than its next annual general meeting. “Independence” is defined under the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules, the CSA Audit Committee Rules and the CSA Proposals differently from, and such definitions may be more onerous than, the relevant standards under the Existing TSX Guidelines.

The Corporation intends to fully comply with all of the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules and the CSA Audit Committee Rules, as well as any new requirements that may be implemented by the CSA, the TSX and the ASX, by the date of their effectiveness or earlier.

Board Composition

The Existing TSX Guidelines recommend that a majority of the directors of a corporation be “unrelated” directors. An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A total of nine persons have been nominated for election as directors at the Meeting. The board has determined that if all such nominees are elected, the board will consist of five unrelated directors in David Huberman, John Weatherall, Markus Faber, Robert Hanson and Kjeld Thygesen and four related directors in Robert Friedland, R. Edward Flood, John Macken and Gordon Toll, applying the definitions in the Existing TSX Guidelines. Each of Messrs. Friedland, Flood, Macken and Toll are related directors in their capacities as senior officers of the Corporation and/or one or more of its subsidiaries and members of management.

The Existing TSX Guidelines provide that if an issuer has a significant shareholder, which the Existing TSX Guidelines define as “a shareholder with the ability to exercise a majority of the votes for the election of the board of directors”, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the Corporation or the significant shareholder and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

The Corporation does not have a “significant shareholder”, as defined in the Existing TSX Guidelines. However, the Chairman and Chief Executive Officer of the

Corporation holds approximately 37% of the Corporation’s voting securities as of the date of this Management Proxy Circular. The board has determined that the Corporation currently has five of nine directors in David Huberman, John Weatherall, Markus Faber, Robert Hanson and Kjeld Thygesen, who are unrelated (as such term is defined under the Existing TSX Guidelines) to both the Corporation and its Chairman and Chief Executive Officer. Accordingly, if the shareholders elect the individuals proposed for election in the Management Proxy Circular, five of the nine members of the board shall be unrelated.

The directors of the Corporation are satisfied with the size and composition of the board and believe that the current board composition results in a balanced representation on the board of directors among management, unrelated directors, and the Corporation’s major shareholder. While the board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

Mandate of the Board

Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The board of directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.

The board’s mandate requires that the board be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the board may have to assume a more direct role in managing the affairs of the Corporation.

In discharging this responsibility, the board’s mandate provides that the board oversees and monitors significant corporate plans and strategic initiatives. The board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.

As part of its ongoing review of business operations, at each board meeting the board reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the board, the board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without board approval, on all ordinary course matters relating to the Corporation’s business.

The mandate provides that the board also expects management to provide the directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the board to discharge its stewardship obligations effectively. The board expects management to efficiently implement its strategic plans for the Corporation, to keep the board fully apprised of its progress in doing so and to be fully accountable to the board in respect to all matters for which it has been assigned responsibility.

The board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the board of any major concerns expressed by shareholders.

Each Committee of the board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

Meetings of the Board

The board holds regular annual and quarterly meetings. Between the quarterly meetings, the board meets as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the board members on matters falling within their special knowledge or experience.

Board Committees

The Corporation has an Audit Committee, Compensation and Benefits Committee and Nominating and Corporate Governance Committee.

Audit Committee

The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Messrs. Faber, Weatherall and Thygesen. The Existing TSX Guidelines provide for audit committees to consist solely of outside directors. All of Messrs. Faber, Weatherall and Thygesen are outside unrelated directors.

Compensation and Benefits Committee

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.

The Compensation and Benefits Committee currently consists of Messrs. Huberman, Thygesen and Hanson, who are all outside, unrelated directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the board with respect to developments in the area of corporate governance and the practices of the board. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Committee is also responsible for reporting to the board with respect to appropriate candidates for nominations to the board, for overseeing the execution of an assessment process appropriate for the board and its committees and for evaluating the performance and effectiveness of the board.

The Nominating and Corporate Governance Committee of the board currently consists of Messrs. Huberman, Weatherall, Hanson, and Thygesen of which Mr. Huberman is chairman of the committee, in addition to being the Corporation’s lead director. All of such directors are outside unrelated directors.

Alignment with the Existing Guidelines of the TSX

The Corporation’s statement of corporate governance practices with reference to each of the Existing TSX Guidelines is set out in Schedule “B” to this Management Proxy Circular.

OTHER BUSINESS

Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the board of directors of the Corporation.

DATED at Vancouver, British Columbia, as of the 16th day of April, 2004.

BY ORDER OF THE BOARD

“BEVERLY A. BARTLETT”
CORPORATE SECRETARY

Schedule “A”

Section 7.1 to 7.5 of ASX Rules

Issues exceeding 15% of capital

7.1	Without the approval of holders of ordinary securities, an entity must not issue or agree to issue more equity securities than the number calculated according to the following formula.

(AxB) – C

A =	The number of fully paid ordinary securities on issue 12 months before the date of issue or agreement,

•	plus the number of fully paid ordinary securities issued in the 12 months under an exception in rule 7.2,

•	plus the number of partly paid ordinary securities that became fully paid in the 12 months,

•	plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under this rule,

•	less the number of fully paid ordinary securities cancelled in the 12 months.

B =	15%

C =	The number of equity securities issued or agreed to be issued in the 12 months before the date of issue or agreement to issue but not under an exception in rule 7.2 or with approval under this rule.

7.1.1 – 7.1.3	[Repealed]

7.1.4	In working out the number of equity securities that an entity may issue or agree to issue, and the number of equity securities in “C”, the following rules apply.

(a)	If the equity securities are fully paid ordinary securities, each security is counted as one.

(b)	If the equity securities are partly paid securities, each security is counted as the maximum number of fully paid ordinary securities into which it can be paid up.

(c)	In any other case, each security is counted as ASX decides.

7.1.5	The following rules apply regarding issues of equity securities or agreements to issue equity securities.

(a)	An agreement to issue equity securities that is conditional on holders of ordinary securities approving the issue before the issue is made is not treated as an agreement. If an entity relies on this rule it must not issue the equity securities without approval.

(b)	In working out if there is an issue of equity securities the sale or reissue of forfeited equity securities is treated as an issue of equity securities.

7.1.6	In working out the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement in “A”, if first quotation of the entity’s securities occurred less than 12 months before the date of issue or agreement, the number of securities is the number of fully paid ordinary securities on issue on the date of first quotation.

Exceptions to rule 7.1

7.2	Rule 7.1 does not apply in any of the following cases.

Exception 1     An issue to holders of ordinary securities made under a pro rata issue and to holders of other equity securities to the extent that the terms of issue of the equity securities permit participation in the pro rata issue.

Exception 2     An issue under an underwriting agreement to an underwriter of a pro rata issue to holders of ordinary securities if the underwriter receives the securities within 15 business days after the close of the offer.

Exception 3     An issue to make up the shortfall on a pro rata issue to holders of ordinary securities. The entity must make the issue within 3 months after the close of the offer, and the directors of the entity (in the case of a trust, the responsible entity or management company) must have stated as part of the offer that they reserve the right to issue the shortfall at their discretion. The issue price must not be less than the price at which the securities were offered under the pro rata issue.

Exception 4     An issue on the conversion of convertible securities. The entity must have issued the convertible securities before it was listed or complied with the listing rules when it issued the convertible securities.

Exception 5     An issue under an off-market bid that is required to comply with the Corporations Act or under a merger by way of scheme of arrangement under Part 5.1 of the Corporations Act.

Exception 6     An issue to fund the cash consideration in any of the following circumstances if the terms of the issue are disclosed in the takeover or scheme documents.

•	An off-market bid that is required to comply with the Corporations Act, when the offer becomes unconditional.

•	A market bid that is required to comply with the Corporations Act, when the market bid is announced under section 635 of the Corporations Act.

•	A merger by way of scheme of arrangement under Part 5.1 of the Corporations Act, when the arrangement is approved by the court under section 411(4) of the Corporations Act.

Exception 7     An issue under a dividend or distribution plan, excluding an issue to the plan’s underwriters. Exception 7 is only available where a dividend or distribution plan does not impose a limit on participation.

(a)	[Repealed]

(b)	[Repealed]

Exception 8     [Repealed]

Exception 9     An issue under an employee incentive scheme if within 3 years before the date of issue one of the following occurred.

(a)	In the case of a scheme established before the entity was listed – a summary of the terms of the scheme were set out in the prospectus, Product Disclosure Statement or information memorandum.

(b)	Holders of ordinary securities have approved the issue of securities under the scheme as an exception to this rule. The notice of meeting must have included each of the following.

•	A summary of the terms of the scheme.

•	The number of securities issued under the scheme since the date of the last approval.

•	A voting exclusion statement.

(c)	[Repealed]

Exception 10     An issue of preference shares which do not have any rights of conversion into another class of equity security. The preference shares must comply with chapter 6.

Exception 11     The reissue or sale of forfeited shares within 6 weeks after the day on which the call was due and payable.

Exception 12     An issue on the exercise of options to an underwriter of the exercise. Exception 12 is only available if each of the following applies.

(a)	The entity complied with the listing rules when it issued the options.

(b)	The underwriter receives the underlying securities within 10 business days after expiry of the options.

(c)	The underwriting agreement was disclosed under rule 3.11.3.

Exception 13     An issue under an agreement to issue securities. The entity must have complied with the listing rules when it entered into the agreement to issue the securities.

Exception 14     An issue made with the approval of holders of ordinary securities under listing rule 10.11. The notice of meeting must state that if approval is given under listing rule 10.11, approval is not required under listing rule 7.1.

Exception 15     An issue of securities under a security purchase plan, excluding an issue to the plan’s underwriters, making offers not exceeding $5,000 in value to existing security holders which do not require the issue of a disclosure document or Product Disclosure Statement in accordance with relief granted by ASIC. Exception 15 is only available once in any 12 month period and if both of the following apply.

•	The number of securities to be issued is not greater than 30% of the number of fully paid ordinary securities already on issue.

•	The issue price of the securities is at least 80% of the average market price for securities in that class. The average is calculated over the last 5 days on which sales in the securities were recorded, either before the day on which the issue was announced or before the day on which the issue was made.

Exception 16     An issue of securities approved for the purposes of Item 7 of section 611 of the Corporations Act.

Notice requirements for approval under rule 7.1 and 7.1.5(a)

7.3	For the holders of ordinary securities to approve an issue or agreement to issue, the notice of meeting must include each of the following.

7.3.1	The maximum number of securities the entity is to issue (if known) or the formula for calculating the number of securities the entity is to issue.

7.3.2	The date by which the entity will issue the securities. The date must be no later than 3 months after the date of the meeting. However, if court approval of a reorganization of capital (in the case of a trust, interests) is required before the issue, the date must be no later than 3 months after the date of court approval.

7.3.3	The issue price of the securities, which must be either:

•	A fixed price; or

•	A minimum price. The minimum price may be fixed or a stated percentage that is at least 80% of the average market price for securities in that class. The average is calculated over the last 5 days on which sales in the securities were recorded before the day on which the issue was made or, if there is a prospectus, Product Disclosure Statement or offer information statement relating to the issue, over the last 5 days on which sales in the securities were recorded before the date the prospectus, Product Disclosure Statement or offer information statement is signed.

7.3.4	The names of the allottees (if known) or the basis upon which allottees will be identified or selected.

7.3.5	The terms of the securities.

7.3.6	The intended use of the funds raised.

7.3.7	The dates of allotment or a statement that allotment will occur progressively.

7.3.8	A voting exclusion statement. This does not apply if securityholders are to receive priority entitlement as part of a public offer and the notice of meeting states each of the following.

(a)	The priority entitlement is at least 10% of the offer or in another way, in ASX’s opinion, that is fair and reasonable in all the circumstances.

(b)	The entity will limit the number of securities it issues to a holder of ordinary securities to the higher of 5% of all the securities being offered under the priority entitlement and the number the holder would be entitled to under a pro rata issue of all those securities.

7.3.9	In the case of an agreement for the allotment of securities which is part of a public offer, a voting exclusion statement in relation to a party to the agreement, and an adequate summary of the agreement.

Subsequent approval of an issue of securities

7.4	An issue of securities made without approval under rule 7.1 is treated as having been made with approval for the purpose of rule 7.1 if each of the following apply.

7.4.1	The issue did not breach rule 7.1.

7.4.2	Holders of ordinary securities subsequently approve it.

7.5	For the holders to approve the issue subsequently, the notice of meeting must include each of the following.

7.5.1	The number of securities allotted.

7.5.2	The price at which the securities were issued.

7.5.3	The terms of the securities.

7.5.4	The names of the allottees or the basis on which allottees were determined.

7.5.5	The use (or intended use) of the funds raised.

7.5.6	A voting exclusion statement.

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Statement of Corporate Governance Practices with reference to the Existing TSX Guidelines is set out below.

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

1.	Mandate of the Board

	The board of directors of every corporation should explicitly assume responsibility for stewardship of the corporation.	Yes	The Board of Directors has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate (as described above) setting out its stewardship responsibilities.

As part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:

	(a) adoption of a strategic planning process;	Yes	In April 2003, the Board adopted a strategic planning process which involves, among other things, the following:

(a) at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;

(b) meetings of the Board, at least quarterly, to discuss strategic planning issues, with and without members of management;

(c) the Board reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis;

(d) the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals.

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

The strategic planning process adopted by the Board takes into account, among other things, the opportunities and risks of the business.

(b)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	In order to ensure that the principal business risks borne by the Corporation are identified and appropriately managed, the Board receives periodic reports from management of the Corporation’s assessment and management of such risks. In conjunction with its review of operations which takes place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Corporation’s business.

(c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.

(d)	a communication policy for the corporation;	Yes	The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel,

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Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

and receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.

	(e) the integrity of the corporation’s internal control and management information systems.	Yes	The Audit Committee has the responsibility to monitor and assess the integrity of the Corporation’s internal controls and management information systems, review them with management and the Corporation’s external auditors, and report to the Board with respect thereto.

2/3.	Composition of the Board

	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	At the date of this Circular, five of the nine members of the Board of Directors are “unrelated”, as that term is defined in the Existing TSX Guidelines.

The definitions under the Existing

8

Does the
Corporation
TSX Corporate Governance Guideline	Align?	Comments

TSX Guidelines are as follows:

- a director who is independent of management and is free from any interest and any business or other relationship which could, or reasonably be perceived to, materially interfere with the directors ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding.

A “related director” is a director who is not an unrelated director or is a member of management.

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Yes	The Existing TSX Guidelines define “significant shareholder” to mean a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Corporation does not have a “significant shareholder” as so defined. However, the Chairman and the Chief Executive Officer of the Corporation holds approximately 37% of the Corporation’s voting securities as at the date of this Circular. The Corporation has five of nine directors who are “unrelated” (as defined under the Existing TSX Guidelines) to both the Corporation and its Chairman and Chief Executive Officer.

Disclose for each director whether he or she is related, and how that conclusion was reached.		Messrs. Friedland, Flood, Toll and Macken, as senior officers of the Corporation and/or one or more of its subsidiaries and members of management, are considered to be related directors.

Messrs. Huberman, Weatherall, Faber, Hanson and Thygesen

9

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

are considered to be unrelated directors, as defined in the Existing TSX Guidelines. The Board has determined that they are not members of and independent of management, and are free from any interest and any business, family or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising solely from shareholdings. In addition, they are not currently and have not been within the last three years, officers, employees or material service providers to the Corporation or any of its subsidiaries or affiliates, or officers, employees or controlling shareholders of an entity that has a material business relationship with the Corporation.

4.	Nominating/Corporate Governance Committee

	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Board has a Nominating and Corporate Governance Committee consisting of Messrs. Huberman, Hanson, Weatherall and Thygesen, all of whom are outside unrelated directors. Mr. Huberman has been appointed as Chairman of the committee, in addition to being the Corporation’s lead director. The full Board will determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee has

10

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

5.	Board Assessment

	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board, as a whole, the committees of the board and the contribution of individual directors.	Yes	The Nominating and Corporate Governance Committee is charged with the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on an annual basis. The Nominating and Corporate Governance Committee is continuing to develop an assessment process appropriate for the Board and each of its committees.

11

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

6.	Orientation and Education

	Every corporation, as an integral element of the process of appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are provided with the opportunity to make site visits to the Corporation’s properties.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors.

12

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

7.	Size and Composition of the Board

	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	Yes	The directors of the Corporation have reviewed the size of the Board and believe that the current Board composition results in a balanced representation on the Board of Directors among management, unrelated directors and the Corporation’s major shareholder. While the Board functions effectively, given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. The Nominating and Corporate Governance Committee will continue to examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board continue to be of a size that facilitates effective decision-making.

13

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

8.	Compensation

	The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	Currently no fixed compensation is paid to directors of the Corporation for acting as such, except for Mr. David Huberman, who receives Cdn $50,000 per annum for acting as the Lead Director of the board of directors. Directors of the Corporation are compensated primarily through the grant of stock options.

The Board acts through its Compensation and Benefits Committee to review the adequacy and form of compensation of the directors and ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The members of the Compensation Committee are Messrs. Huberman, Thygesen and Hanson, who are all outside, unrelated directors.

9.	Composition of Committees

	Committees of the board of directors should generally be composed of outside (i.e. non-management) directors, the majority of whom are unrelated directors, although some board committees may include one or more inside directors.	Yes	The Board of Directors has established three standing committees of directors (the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee), each of which is comprised entirely of outside unrelated directors.

10.	Governance Committee

	Every board of directors should assume responsibility for, or assign to a committee of directors, the general responsibility for, developing the corporation’s approach to governance issues.	Yes	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board relating to the Corporation’s approach to corporate

14

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

	This committee would, among other things, be responsible for the corporation’s response to the TSX Guidelines.		governance and the Corporation’s response to the Existing TSX Guidelines.

11.	Position Descriptions

	The board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of limits to management’s responsibilities.	Yes	The Board of Directors has adopted a formal mandate for the Board, as stated in Item 1, and is developing a formal position description for the CEO. The Board of Directors requires management to obtain the Board of Directors’ approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures. The Board of Directors expects management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments. The Board of Directors retains responsibility for any matter that has not been delegated to senior management or to a committee of directors.

	In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	Yes	The Board of Directors is developing specific financial and business objectives for the Corporation, which will be used as a basis for measuring the performance of the CEO.

12.	Procedures to Ensure Independence

	Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an	Yes	Mr. Friedland, the Corporation’s Chief Executive Officer, currently serves as Chairman of the Board of Directors. The Board of Directors is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of

15

Does the
Corporation
TSX Corporate Governance Guideline	Align?	Comments

outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.	having a Chairman of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has created the position of lead director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities. Mr. Huberman, who also serves as chair of the Nominating and Corporate Governance Committee, serves as the Corporation’s lead director.

The Nominating and Corporate Governance Committee also provides a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

The Board sets aside a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees meet without management or related directors being present at the request of any directors.

16

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

13.	Composition of the Audit Committee

	The audit committee of every board of directors should be composed only of outside directors.	Yes	The Audit Committee is composed only of outside directors (as required by the Existing TSX Guidelines), all of whom are also unrelated directors.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The mandate of the Audit Committee includes the overseeing of the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee include reviewing the Corporation’s interim financial statements and annual financial statements and Management’s Discussion and Analysis, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is

17

Does the
Corporation
TSX Corporate Governance Guideline	Align?	Comments

disseminated to shareholders, reviewing the results of audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion.

Audit Committee duties should include oversight responsibility for	Yes	The Audit Committee oversees management reporting on the

18

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

	management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.		Corporation’s internal controls and annually reviews management’s system of internal control to ensure that it is effective.

15.	External Advisors

	The board of directors should implement a system which enables individual directors to engage an outside advisor, at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Each committee is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided that such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

19

IVANHOE MINES LTD.
654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1
Tel: (604) 688 5755     Fax: (604) 682 2060

P R O X Y

This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on June 10, 2004.

The undersigned hereby appoints, Pierre F. Masse, Chief Financial Officer of the Corporation, or failing him, Beverly A. Bartlett, Corporate Secretary of the Corporation, or instead of either of the foregoing, (insert name)                                                    , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the Ferguson/Atkins Rooms, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on June 10, 2004 at 9:00a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	AMENDMENT OF BY-LAW No. 1
the ordinary resolution to ratify amendments to By-law No. 1 of the Corporation, which amendments (a) increase the quorum requirements for meetings of shareholders in accordance with Nasdaq Stock Market Inc. requirements; and (b) set the number of positions, within the minimum and maximum number of directors prescribed by the articles of the Corporation, that are open for election at an annual meeting of the shareholders of the Corporation.

FOR ☐	AGAINST ☐

2.	CAPITAL RAISING
the ordinary resolution to approve the issuance of up to 50 million Equity Securities (in addition to any other securities issuable without shareholder approval in compliance with the Australian Stock Exchange (“ASX”) Listing Rules) to such allottees and at such issue price(s) determined by the directors as set out in the Management Proxy Circular, such issue(s) to take place, subject to any applicable ASX waiver, during the period from the date of the Meeting until the date of the Corporation’s annual general meeting in 2005.

FOR ☐	AGAINST ☐

3.	AMENDMENT TO THE ARTICLES the special resolution to approve the amendment to the articles of the Corporation to increase the maximum number of directors to 12 directors.

FOR ☐	AGAINST ☐

4.	ELECTION OF DIRECTORS The nominees proposed by management of the Corporation are:

ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
KJELD THYGESEN	FOR ☐	WITHHOLD ☐
GORDON L. TOLL	FOR ☐	WITHHOLD ☐
ROBERT HANSON	FOR ☐	WITHHOLD ☐
JOHN WEATHERALL	FOR ☐	WITHHOLD ☐
MARKUS FABER	FOR ☐	WITHHOLD ☐
JOHN MACKEN	FOR ☐	WITHHOLD ☐
DAVID HUBERMAN	FOR ☐	WITHHOLD ☐

5.	APPOINTMENT OF AUDITORS To appoint Deloitte & Touche, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR ☐	WITHHOLD ☐

6.	Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

7.	Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:                                      , 2004.

Signature of Shareholder

(Please print name here)

Affix label here
Name of Shareholder
Address of Shareholder
(Please advise the Corporation of any change of address)

NOTES:

A proxy will not be valid unless the completed, signed and dated form of proxy is faxed to (604) 688 4301 or (416) 363 9524 or delivered to the office of CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment thereof.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing.

A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditors, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

SUPPLEMENTAL RETURN CARD
June 10, 2004

TO:	REGISTERED AND NON-REGISTERED SHAREHOLDERS OF IVANHOE MINES LTD. (the “Corporation”)

National Instrument 54-101/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive annual and interim financial statements of the Corporation. If you are interested in receiving such statements, please complete, sign and return this document to CIBC Mellon Trust Company, The Oceanic Plaza, 1600 – 1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9.

AS THE SUPPLEMENTAL LIST IS UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

I CERTIFY THAT I AM A:     REGISTERED   /   NON-REGISTERED
(Please Circle)

SHAREHOLDER OF
IVANHOE MINES LTD.

Name of Shareholder:
Please Print

Address:

Postal Code:

Signature:

Date:

E-Mail Address:

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS

Ivanhoe Mines Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.

I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):

a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	notices of meetings of shareholders, management information circulars and forms of proxy; and

d)	such other disclosure documents that the Company makes available by electronic means.

2.	The Documents will be delivered to you by the Company by making them available for your viewing, downloading and/or saving on the Internet website www.ivanhoemines.com (the “Website”). A Shareholder must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise you by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:

a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.

For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.

4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.

I have read and understand this “Consent for Electronic Delivery of Documents” and consent to the electronic delivery of the Documents on the terms outlined above.

Please complete the below sections then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name	(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date	Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CIBC Mellon Trust Company		1- 604-688-4301
PO Box 1900
Vancouver, BC V6C 3K9

CIBC Mellon Trust Company		1-416-643-5660
PO Box 7010		1-416-643-5661
Adelaide Street Postal Station
Toronto, ON M5C 2W9

www.ivanhoemines.com

IVANHOE MINES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	1
INTRODUCTION	1
FORWARD LOOKING STATEMENTS	1
SELECTED FINANCIAL INFORMATION	2
SELECTED QUARTERLY DATA	3
OVERVIEW & CORPORATE STRATEGY	4
EXECUTIVE SUMMARY – 2003 YEAR	5
QUARTERLY ANALYSIS Q4’03 vs. Q4’02	7
REVIEW OF OPERATIONS	8
CASH RESOURCES AND LIQUIDITY	13
CONTRACTUAL OBLIGATIONS	15
CRITICAL ACCOUNTING ESTIMATES	16
RISKS AND UNCERTAINTIES	19
RELATED-PARTY TRANSACTIONS	23
MANAGEMENT’S REPORT TO THE SHAREHOLDERS	24
INDEPENDENT AUDITORS’ REPORT	25
CONSOLIDATED FINANCIAL STATEMENTS	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) provides a detailed analysis of the financial condition and results of operations of Ivanhoe Mines Ltd. (the “Company”) and compares its 2003 financial results with those of the previous year. The MD&A should be read in conjunction with the Company’s annual Consolidated Financial Statements and related notes for the year ended December 31, 2003, which have been prepared in accordance with generally accepted accounting principles in Canada. The effective date of this MD&A is March 29, 2004.

Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability to obtain project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This MD&A contains references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of reserves and mineral resources will be accurate, and that reserves and mineral resources could be mined or processed profitably.

SELECTED FINANCIAL INFORMATION

	Years ended December 31,

(All amounts in millions of U.S. dollars, except per share	2003	2002	2001
information)
Revenue
Copper	22.9	20.2	19.6
Iron	66.8	66.9	55.8

Total Revenue	89.7	87.1	75.4
Operating profit (loss)
Copper	5.0	4.7	6.3
Iron	(2.0)	5.9	3.7

Total operating profit	3.0	10.6	10.0
Exploration expenses	68.0	34.0	7.2
Write-down of assets	1.2	19.9	59.2
Gain on settlement of debt	–	32.5	–
Net loss	73.0	31.0	85.0
Net loss per share	$0.30	$0.16	$0.66
Total assets	455.7	276.0	247.8
Total long-term financial liabilities	31.4	24.2	53.2

Units sold – tonnes
Copper cathode – 50% share	13,808	13,875	12,933
Iron ore pellets	2,180,000	2,269,773	1,820,699
Units produced – tonnes
Copper cathode – 50% share	13,935	13,771	13,013
Iron ore pellets	2,255,938	2,139,186	2,024,285

Sale price
Copper cathode – US$/pound	$0.79	$0.70	$0.73
Iron ore pellets – US$/tonne	$31	$29	$31

SELECTED QUARTERLY DATA

	Quarter Ended
					Year Ended
($ in millions except per share	Mar-31	Jun-30	Sep-30	Dec-31	Dec-31
information)
2003
Revenue
Copper	4.6	5.5	6.1	6.7	22.9
Iron	16.0	17.5	14.5	18.8	66.8

	20.6	23.0	20.6	25.5	89.7
Operating profit (loss)
Copper	1.2	(2.7)	2.0	4.5	5.0
Iron	(0.7)	(2.6)	0.8	0.5	(2.0)

	0.5	(5.3)	2.8	5.0	3.0
Exploration expenses	(10.8)	(15.2)	(20.8)	(21.2)	(68.0)
Write-down of assets	–	–	–	(1.2)	(1.2)
Net income (loss)	(9.0)	(19.7)	(27.0)	(17.3)	(73.0)
Net loss per share	$0.04	$0.08	$0.11	$0.07	$0.30

2002
Revenue
Copper	4.7	5.4	5.1	5.0	20.2
Iron	17.1	19.4	14.1	16.3	66.9

	21.8	24.8	19.2	21.3	87.1
Operating profit (loss)
Copper	1.2	1.7	1.4	0.4	4.7
Iron	3.3	3.8	0.9	(2.1)	5.9

	4.5	5.5	2.3	(1.7)	10.6
Exploration expenses	(2.9)	(5.4)	(10.0)	(15.7)	(34.0)
Gain on settlement of debt	–	–	32.5	–	32.5
Write-down of assets	–	–	(18.0)	(1.9)	(19.9)
Net income (loss)	0.2	(2.9)	0.4	(28.7)	(31.0)
Net loss per share	$0.00	$0.01	$0.00	$0.15	$0.16

OVERVIEW & CORPORATE STRATEGY

Ivanhoe Mines Ltd. is an international mining company whose principal current activity is exploring a major discovery of copper and gold at the Oyu Tolgoi (Turquoise Hill) project in southern Mongolia. It also has regional exploration programs targeting gold and copper, principally in Mongolia and China. The Company, together with its subsidiaries and joint venture (collectively referred to as “Ivanhoe Mines”) also produces copper, gold and iron ore products from various mines in the Asia Pacific region.

The Company’s current priority is to focus the majority of its financial resources on continuing the exploration and development of the Oyu Tolgoi project. In 2003, the Company began to explore opportunities to rationalize assets, including the possibility of spinning off assets through partial sales or joint ventures. During the first quarter of 2004, as part of its plans to finance the development of the Oyu Tolgoi project, the Company indicated its intention to consider selling existing non-core assets. The Company also indicated that it also may, in the future, extend a minority participation in the Oyu Tolgoi project to one or more strategic partners. No assurances can be given that any agreement can or will be reached in connection with any such transaction or transactions.

Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration activities and expects, in 2004 and thereafter, to continue to rely on these markets in order to continue funding the development of the Oyu Tolgoi project. The Company does not expect to receive any cash distributions in 2004 from its two producing mines, as any available surplus cash generated by each mine will be used to either repay third-party loans or commitments or to expand existing operating mine capacity. Capital markets are subject to significant volatilities and uncertainties. There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed in whole or in part, since factors beyond Ivanhoe Mines’ control may adversely affect its access to funding or its ability to recruit third-party participants.

EXECUTIVE SUMMARY – 2003 YEAR

The Company recorded a net loss of US$73 million (or $0.30 per share) in 2003, compared to a net loss of US$31 million (or $0.16 per share) in 2002. Major factors in the 2003 results included an operating profit from mining operations totalling US$3.0 million and exploration expenses of US$68 million. Exploration expenditures were primarily incurred on the Oyu Tolgoi (Turquoise Hill) Project and other projects in Mongolia. The increase in exploration expenses is attributed to Ivanhoe’s accelerated drilling activities on the Oyu Tolgoi project, especially on the Hugo Dummett deposit, and additional engineering costs in the second half of 2003 related to the Preliminary Assessment of Oyu Tolgoi.

•	In January, 2004, John Macken was appointed President of Ivanhoe, with the primary task of overseeing the construction of a mine at Oyu Tolgoi. Mr. Macken, 52, joined Ivanhoe after a 19-year career with mining giant Freeport McMoran Copper and Gold, most recently as Freeport’s Senior Vice-President of Strategic Planning and Development, based in New Orleans. He spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia (PTFI), culminating in the position of Executive Vice-President and General Manager at Freeport’s Grasberg mining complex in Papua, the world’s largest single copper and gold mine. Between 1996 and 1998, Mr. Macken headed an expansion valued at almost $1 billion at the Grasberg open pit and underground mining complex in a joint venture between Freeport and Rio Tinto, of London. The expansion was completed ahead of schedule and under budget.

•	During 2003, Ivanhoe spent a total of US$59.5 million on exploration and development of its Mongolian copper and gold projects, most of which was invested in the Oyu Tolgoi discovery. To date, Ivanhoe has expensed all exploration, development and engineering costs related to its Mongolian projects.

•	In February, 2004, Ivanhoe released an independently prepared Preliminary Assessment of the Oyu Tolgoi Project that confirmed its potential to become a new, long-life copper and gold producer that could rank among the largest in the world. Ivanhoe intends to complete a final feasibility study on the first stage of a two-stage development scenario. The Preliminary Assessment estimated that a capital investment of US$529 million would be required to build the first stage. If construction is initiated in early 2005 as currently anticipated, the first copper-concentrate shipments would be expected in late 2006 or early 2007. Electronic copies of the Preliminary Assessment Report are available at www.sedar.com.

•	In November, 2003, Ivanhoe acquired from BHP Minerals International Exploration Inc. the 2% net smelter return royalty interest on the Oyu Tolgoi project for US$37 million. The acquisition was a strategic move to consolidate Ivanhoe’s control over all aspects of the project.

•	In December, 2003, Ivanhoe purchased US$50 million of one-year treasury bills issued by the Government of Mongolia as part of the government’s effort to retire its Soviet-era debt to the Russian Federation.

•	In March, 2004, the discovery of the Hugo Dummett Deposit at Oyu Tolgoi was recognized as the most significant, recent mineral discovery in the world during the annual conference of the Prospectors and Developers Association of Canada (PDAC) in Toronto. The PDAC’s inaugural Thayer Lindsley International Discovery Award was presented to Ivanhoe’s Douglas Kirwin, Executive VP, Exploration, Charles Forster, Senior VP, Oyu Tolgoi Project, and Garamjav Dondog, Senior Geologist.

•	The joint-venture Monywa Copper Project in Myanmar produced 27,870 tonnes of copper cathode (13,935 tonnes net to Ivanhoe), approximately the same amount as 2002. The average copper price received in 2003 was 79 cents (US) a pound, compared to 70 cents (US) a pound in 2002. Minegate cash costs in 2003 were approximately 39 cents (US) a pound. Copper production for 2004 is estimated at 32,000 tonnes at minegate cash costs of approximately 38 cents (US) a pound. The current copper price is approximately US$1.35 a pound, an increase of 71% compared to the average price received in 2003. The project receives a premium of approximately US$38 tonne of copper (1.7 cents (US) a pound) for its LME Grade A quality.

•	The Company raised approximately US$215 million in 2003. The majority of the proceeds will be used to finance Mongolian exploration and development activities. Cash at December 31, 2003 was US$108 million.

•	In November, 2003, the common shares of the Company began trading in the US on the NASDAQ National Market System, trading under the symbol HUGO.

The financial results include:

•	The joint-venture Monywa Copper Project in Myanmar reported a net profit of US$2.1 million, compared to a net profit of US$2.6 million in 2002. The project produced 27,870 tonnes of copper cathode (13,935 tonnes net to Ivanhoe) in 2003, approximately the same amount as 2002. The average copper price received in 2003 was 79 cents (US) a pound, compared to 70 cents (US) a pound in 2002. Minegate cash costs in 2003 were approximately 39 cents (US) a pound. Increased sales revenue in 2003 was offset by the increase in the cost of operations, primarily related to increased activities on mining, crushing and agglomeration, and the provision for income taxes required in 2003 due to the end of the project’s tax holiday. Following the debt obligation payment at the end of February, 2004, the balance on the original US$90 million project debt was reduced to US$22.5 million. Projected copper production for 2004 is estimated at 32,000 tonnes at minegate cash costs of approximately 38 cents (US) a pound. The current copper price is approximately US$1.35 a pound, an increase of 71% compared to the average price received in 2003. The project receives a premium of approximately US$38 tonne of copper (1.7 cents (US) a pound) for its LME Grade A quality.

•	ABM Mining’s Savage River Mine in Australia reported a net loss of US$4.7 million in 2003, due mainly to the negative impact on operating costs of the rise in the Australian dollar vis-à-vis the US dollar. The exchange rate for the Australian dollar against the US dollar at the end of 2003 was 74.9 cents (US), up 33% from a rate of 56.1 cents (US) at the beginning of 2003. The mine produced approximately 2.3 million tonnes of iron ore pellets during 2003, a 5% increase over 2002 production. Pellet prices received by Savage River in 2003 were approximately US$31 a tonne, compared to approximately US$29 tonne in 2002. Pellet prices at Savage River are negotiated once a year and are priced in US dollars. Most of Savage River’s annual pellet price adjustments become effective in the second half of the year. Planned pellet production for 2004 is estimated at 2.3 million tonnes at an estimated price of approximately US$34.30 a tonne, based on a negotiated pellet price increase that is 19.5% higher than 2003 prices.

•	Exploration expenses for all projects in 2003 totalled US$68.0 million, compared to US$33.9 million in 2002. The US$34.1 million increase in costs was mainly due to the cost of engineering evaluation studies initiated in 2003 on the Oyu Tolgoi project and increased drilling and exploration activities at Oyu Tolgoi and other Mongolian properties.

•	Foreign exchange gains of US$10.5 million. The foreign exchange gain during the quarter was mainly attributed to the strengthening of the Canadian dollar against the US dollar.

•	General and administrative expenses of US$17.5 million. These expenditures include stock-based compensation, legal, audit and regulatory fees related to the listing of the Company’s shares on NASDAQ, expenses related to site inspections, additional office charges in Asia and travel related to financing activities.

•	Care-and-maintenance costs at the Bakyrchik Gold Mine in Kazakhstan of US$3.4 million. Ivanhoe is discussing strategic alternatives for the Bakyrchik Mine with advisors.

QUARTERLY ANALYSIS Q4’03 vs. Q4’02

•	Revenue – The Savage River Mine and the S&K Mine both experienced increases in revenue in Q4’03 over Q4’02. The increase in iron ore pellet sales from the Savage River Mine in Q4’03 is due to a 6% increase in tonnage sold and a 9% increase in pellet prices. The increase in total cathode copper sales from the S&K Mine in Q4’03 is due to a 1% increase in tonnage sold and a 33% increase in copper prices.

•	Operating profit – In Q4’03, the S&K Mine experienced a reduction in operating costs. The cost reduction was a result of a decrease in process costs attributed to lower chemical charges and an increase in the estimated ore on leach pads. The increase in ore on leach pads in Q4’03 is a result of a 61% increase in copper grade mined during the quarter and an upward adjustment to the total ore on leach pads estimated at the end of September 2003. These higher copper grade levels currently are not expected to extend beyond the end of the first quarter of 2004.

The Savage River Mine’s operating costs are largely denominated in Australian dollars. In Q4’03, when valued in U.S. currency, the mine’s operating costs increased by 6% over the same period in 2002. The majority of the increase in operating costs during the quarter is the net result of the strengthening of the Australian dollar, offset by a decrease in Australian dollar denominated costs. The decrease in Australian denominated costs is mainly the result of an increase in the grade of ore mined during the quarter and the resulting 13% increase in pellet tonnage production.

•	Exploration – Total exploration expenses in Q4’03 were consistent with total exploration costs incurred in Q3’03. Exploration expenditures were primarily incurred on the Oyu Tolgoi project and other projects in Mongolia. The increase in exploration expenses over the last two years is attributed to Ivanhoe Mines’ accelerated drilling activities on the Oyu Tolgoi project, especially on the Hugo Dummett deposit, and additional engineering costs in the second half of 2003 related to the scoping study.

•	Administrative costs – The increase in administrative costs in Q4’03 is primarily attributed to the expensing of stock-based compensation for new stock options granted during the quarter.

•	Foreign exchange gain – In Q4’03, the Company maintained most of its cash resources in Canadian dollars (“Cdn$”). The foreign exchange gain during the quarter is mainly attributed to the strengthening of the Canadian dollar against the U.S. dollar.

REVIEW OF OPERATIONS

A) EXPLORATION

Exploration expenses in 2003 totalled $68.0 million, compared to $33.9 million in 2002. The $34.1 million increase in costs is mainly due to the cost of engineering evaluation studies initiated in 2003 on the Oyu Tolgoi project and increased drilling and exploration activities on the Oyu Tolgoi project and other Mongolian properties.

a)	Mongolia – At the end of 2003, Ivanhoe Mines held direct and indirect interests in 129 exploration licences covering approximately 11.2 million hectares. In 2003, Ivanhoe Mines spent $59.5 million on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi project ($48.1 million), the Kharmagtai and Ovoot Hyar projects ($3.8 million), the Oyut Ulaan project ($0.7 million), the Saran Uul project ($0.8 million) and general reconnaissance projects ($6.1 million).

i)	Oyu Tolgoi Exploration – In November, 2003, AMEC E&C Services Limited (“AMEC”) released a new estimate of the Oyu Tolgoi project’s mineral resources. Using an equivalent cut-off grade of 0.60% copper, AMEC increased the Hugo Dummett deposit’s inferred resource category to 962 million tonnes grading 1.30% copper and 0.18 g/t gold.

In its November estimate, AMEC increased the Hugo Dummett deposit’s high-grade core of inferred resources greater than 2% copper equivalent to 149.4 million tonnes grading 2.88% copper and 0.53 g/t.

The Hugo Dummett deposit is the largest of the four copper and gold deposits outlined to date at Ivanhoe Mines’ Oyu Tolgoi project.

AMEC, using a 0.30% copper equivalent cut-off, reported that the Oyu Tolgoi project contains estimated inferred resources totalling 2.6 billion tonnes grading 0.73% copper and 0.17 g/t gold. This represented an increase of 27% in the amount of copper and gold previously reported by AMEC in its mineral resource report issued in July, 2003.

In addition, using the same 0.30% copper equivalent cut-off grade, AMEC estimated that the Southwest Zone contained 509 million tonnes of indicated resources grading 0.40% copper and 0.59 g/t gold.

The AMEC estimate was prepared in accordance with Canadian regulatory requirements set out in National Instrument (“NI”) 43-101, under the direction of Stephen Juras, P. Geo., and Dr. Harry Parker, Ch.P. Geol., independent qualified persons as defined by NI 43-101.

ii)	Oyu Tolgoi Studies – In early February, 2004, an independent preliminary assessment report, or scoping study, was released. The scoping study was commissioned to assess the development alternatives open to Ivanhoe Mines and to chart an implementation path for the Oyu Tolgoi mining complex.

Conclusions from the study support the economic viability of both conventional open-pit and underground mining operations. The Base Case from the Scoping Study proposes a two-stage development approach.

•	The first stage would consist of the construction of a process plant capable of handling 20 million tonnes of ore per year fed by open pits on the Southwest Oyu, Central Oyu and Hugo South deposits. Estimated capital costs for the first stage are $529 million.

•	The second stage would involve an expansion of the concentrator in years three and four, increasing the milling capacity to 40 million tonnes of ore per year, with the increased capacity expected in year five. Using estimates of copper and gold prices at $1.00 per pound and $400 per ounce respectively, most of the capital expenditures in the second stage are expected to be funded from operating cash flows.

iii)	Asia Gold – In July 2003 Ivanhoe Mines transferred to Asia Gold Corp. (“Asia Gold”) a series of early-stage Mongolian exploration licences covering approximately 3.1 million hectares (31,000 square kilometres) in the South Gobi region of Mongolia, located approximately 150 kilometres west of the Oyu Tolgoi project. In addition, Ivanhoe Mines transferred to Asia Gold its South Korean gold and silver projects, including the Eunsan gold and silver mine, located in Chollanam-Do Province. In consideration for these assets, Asia Gold issued approximately 6.1 million common shares to the Company. Prior to July 2003, Asia Gold was a small, private Canadian company, unrelated to the Company, with various mineral exploration interests in Mongolia. Asia Gold, now a Canadian publicly-listed company, is currently 51% owned by the Company.

b)	Myanmar – In 2003, Ivanhoe Mines spent a total of $2.4 million on the Modi Taung property, the exploration activities mainly consisting of underground exploration on various gold veins. A scoping study for development of the Modi Taung veins was updated during 2003, with a target milling rate of 75 tonnes per day and the mining of ore material averaging 25 to 30 g/t gold.

c)	Other –

i)	China: Jinshan Gold Mines Inc. – Ivanhoe Mines is exploring for gold, copper and platinum-group metals (PGMs) in Inner Mongolia and Yunnan through a series of joint ventures with Jinshan Gold Mines Inc. (“JIN”), (formerly Pacific Minerals Inc.). At the end of October, 2003, JIN and the Company reached an agreement in principle to restructure their existing participation arrangements in respect of these projects. The new agreement will reduce Ivanhoe Mines’ maximum earn-in from 80% to 50% on existing projects in China. Ivanhoe Mines retains the right to earn up to 80% of the available interest in any new projects acquired by JIN in China (excluding those in Anhui and Liaoning provinces). The new agreement also contains a mutual non-compete clause, whereby JIN agrees not to compete for any new mineral properties in Inner Mongolia and Ivanhoe Mines agrees not to compete for any new mineral properties in Liaoning Province. Ivanhoe Mines also agreed to transfer to JIN 50% of its interest in the Shuteen exploration licence in southern Mongolia.

ii)	Inner Mongolia: Ivanhoe Mines – Throughout 2003, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Oyu Tolgoi and other epithermal-style deposits. In August, 2003, Ivanhoe Mines announced that it had entered into an agreement to form joint ventures with a Chinese government entity to explore for and develop gold, copper, silver, molybdenum and other minerals on three advanced projects in Inner Mongolia.

In addition to the three projects, Ivanhoe Mines also holds an interest in the Oblaga gold-copper-molybdenum project, in Inner Mongolia. Inner Mongolia exploration expenditures in 2003 totalled approximately $2.3 million.

iii)	Vietnam: Olympus Pacific Minerals – The Company holds a minority interest in a gold exploration joint venture in Vietnam with Olympus Pacific Minerals, a public Canadian mineral exploration company. The joint venture’s principal project is the Phuoc Son gold project, in northwestern Quang Nam Province, Central Vietnam. In March, 2004, the Company and Olympus Pacific Minerals reached an agreement for the Company to convert its remaining interest in the Phuoc Son gold project into shares of Olympus Pacific Minerals.

iv)	Australia: Cloncurry – In September, 2003, Ivanhoe Mines announced the $6.2 million acquisition of the Cloncurry project’s copper-gold mining and exploration leases in Australia. The Cloncurry leases cover an area of more than 1,450 square kilometres, approximately 160 kilometres southeast of Mount Isa in north-western Queensland. Ivanhoe Mines continues to assess its future plans for the Cloncurry property.

Summary of exploration expenditures by project:

	Years ended December 31,

	2003	2002	2001

Total exploration expenditures-$(000)	67,989	33,934	7,192
Percentage allocation
Mongolia	87%	81%	53%
China	5%	1%	0%
Myanmar	4%	7%	16%
Korea	3%	8%	24%
Other	1%	3%	7%

	100%	100%	100%

B) MINING OPERATIONS

Copper operation

MONYWA COPPER PROJECT (“S&K MINE”), MYANMAR

	Total Operation				Company’s 50% net share

		Years ended			Years ended
		December 31,			December 31,
				% Increase			% Increase
		2003	2002	(decrease)	2003	2002	(decrease)

Total tonnes moved	Tonnes (000’s)	18,527	16,500	12%
Tonnes of ore to heap	Tonnes (000’s)	8,767	7,294	20%
Ore grade	CuCN %	0.60%	0.53%	13%
Strip ratio	Waste/Ore	0.92	0.73	26%
Cathode production	Tonnes	27,870	27,542	1%	13,935	13,771	1%
Tonnage sold	Tonnes	27,615	27,749	(0% )	13,808	13,875	(0% )
Average sale price received	US$/pound				$0.79	$0.70	13%
Sales	US$(000)				22,866	20,227	13%
Cost of operations	US$(000)				12,428	10,539	18%
Operating profit	US$(000)				4,954	4,712	5%

Current plans for the Monywa Copper Project, a joint-venture operating company, is to develop the Letpadaung deposit and incrementally expand the current copper cathode capacity over the next six years to a total of 129,000 tonnes of copper per year. The increase in production capacity over the next six years has been designed so that all capital expenditures will be financed from the mine’s internally generated cash flows.

The management of the Monywa Copper Project intends to increase, by the end of March, 2005, the mine’s annual copper production capacity to 39,000 tonnes. Total copper cathode production for 2004 is currently projected at 32,000 tonnes.

Copper prices have been increasing steadily since November, 2001, when they reached a low of approximately $0.60 per pound. Copper prices averaged $0.81 per pound in 2003, including $0.93 per pound in the fourth quarter of 2003 and $1.18 per pound in the first two months of 2004.

The increase in cost of operations in 2003 is primarily related to the impact of increased activities on mining, crushing and agglomeration costs, and a downward adjustment to estimated metal inventory contained on the heaps offset by decreases in process costs due to lower chemical usages in the copper extraction process.

Following a payment at the end of February, 2004, the original S&K Mine’s $90 million project debt balance was reduced to $22.5 million. The S&K Mine remains in technical default of certain covenants under the loan agreement. However, based on the S&K Mine’s discussions with the project lenders, the Company does not expect the lenders to act upon the default. However, no assurances can be given in this regard (see “Risks and Uncertainties – Breach of loan covenant”).

The Company believes the S&K Mine has the ability to generate sufficient cash from operations, in the short and long term, to repay its obligations and maintain planned production.

Iron operation

SAVAGE RIVER MINE, TASMANIA

		Year ended
		December 31,		%
				Increase
		2003	2002	(decrease)

Total volumes moved	BCM (000’s)	10,007	9,749	3%
Tonnes milled	(000’s)	5,308	5,002	6%
Strip ratio	BCM waste/BCM ore	6.8	8.4	(19%	)
Concentrate production	(000’s)	2,286	2,210	3%
Iron ore content	Fe%	32.6%	33.5%	(3%	)
Pellet production	Tonnes	2,255,938	2,139,186	5%
Pellet sales	Tonnes	2,180,000	2,269,773	(4%	)
Sales	US$/tonne	$31	$29	4%
	US$(000)	66,833	66,894	(0%	)
Cost of operations	US$(000)	63,480	52,753	20%
Operating profit (loss)	US$(000)	(1,952)	5,852	(133%	)
Average foreign exchange rate	US$/AUD$	0.6529	0.5440	20%

Pellet prices at Savage River are negotiated once a year and are priced in U.S. dollars. Most of Savage River’s annual pellet price adjustments become effective in the second half of each calendar year. The increase in pellet prices for the 2003 year was about 9% and the increase in pellet prices for 2004 is 19.5%. The iron-ore market and the demand for iron-ore pellets is very strong in 2004 to date, with much of the demand coming from China. The tight ore supply has prompted steel mills to secure long-term iron-ore pellet contracts. Although the pellet price is negotiated every year, most of the planned production for the Savage River Mine over the next three to four years now has been taken up in supply contracts.

Unfortunately, the financial gains resulting from the 2003 increase in pellet prices and the expected increase in 2004 have been totally eroded by the strengthening of the Australian dollar (“AUD$”) throughout 2003 and in early 2004 (see “Risks and Uncertainties – Currency risks”). To offset the negative impact of a strong Australian dollar, the management of the Savage River Mine will have to improve the economic viability of the mine by continuing efforts to lower costs and successfully negotiate financial assistance from third parties.

In 2003, the Company provided loans totalling $7.5 million to the Savage River Mine to fund operating cash-flow shortfalls that included $9.1 million in deferred stripping costs and $3.6 million in capital assets expenditures. In 2004, management of the Savage River Mine is forecasting a cash shortfall, the magnitude of which is directly related to the strength of the Australian dollar. Using an average exchange rate of U.S.$0.75/AUD$, the cash shortfall is estimated at $2.3 million. The Company has funded this $2.3 million cash shortfall in the first quarter of 2004 but has not committed nor made any decision to commit additional funds to finance any future cash shortfall at the Savage River Mine. If the management of the Savage River Mine is unable to obtain the necessary funding, including third party financial assistance when needed, the mine may not be able to continue as a going concern and, accordingly, adjustments may be required to the carrying value of the Company’s investment in the Savage River Mine. All debt obligations of the Savage River Mine to third parties are non-recourse to the Company.

The majority of the 20% increase in operating costs in 2003 is attributable to the strengthening of the Australian currency during the year.

Total pellet production for 2004 is estimated at approximately 2.3 million tonnes.

C) ADMINISTRATIVE AND OTHER

General and administrative – The 2003 increase in General and Administrative expenditures was primarily due to increased stock-based compensation, increased expenses related to site inspections, additional administrative expenses in Asia and travel related to financing activities.

Foreign exchange gains – In 2003, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gains in 2003 is attributed to the strengthening of the Canadian dollar against the U.S. dollar.

Gain on sale of an investment – The $4.6 million gain on sale of an investment in 2003 resulted from the sale of the Company’s shares of Emperor Mines Limited.

Share of loss on significantly influenced investees – At December 31, 2003, the Company held 35.5% of JIN’s common shares, (see “Review of Operations – Exploration, Other-China: Jinshan Gold Mines Inc.”) and consequently $2.3 million of the $2.4 million, represents the expensing by the Company of its share of JIN’s net loss for 2003.

Dilution gain on investment in subsidiary – Starting in Q3’03, following the acquisition by the Company of more than 50% of the outstanding common shares of Asia Gold, the financial results of Asia Gold are consolidated in the Company’s financial results. A $4.2 million dilution gain was recognized by the Company following Asia Gold’s initial public offering in Q4’03.

Share Capital – At March 26, 2004, the Company had a total of 271.4 million common shares and purchase warrants outstanding as shown in the following table:

Share purchase warrants outstanding	Maturity date	Strike price

7.150 million(1)	December 19, 2004	Cdn$12.00 per share
	December 19, 2005	Cdn$12.50 per share
5.76 million(2)(3)	February 15, 2005	$8.68 per share

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2004, the expiry date was extended from February, 2004 to February, 2005.

At March 26, 2004, the Company had a total of approximately 9.2 million incentive stock options outstanding with a weighted average exercise price per share of Cdn$3.60. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.08 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY

At December 31, 2003, consolidated working capital was $126.9 million, including cash of $108.2 million, compared with working capital of $10.8 million and cash of $35.4 million at December 31, 2002.

Operating activities – The $79.1 million in cash used in operating activities in 2003 was primarily attributed to $68.0 million in exploration activities and $9.6 million in deferred stripping costs.

Investing activities – In 2003, a total of $81.5 million in cash was used in investing activities. The main cash expenditures included $50.0 million for the acquisition of a Mongolian Treasury Bill, $5.5 million in sustaining capital expenditures on mining property, plant and equipment, $6.0 million in non-producing mining plant and equipment on exploration projects primarily located in Mongolia, Australia and South Korea and $26.1 million in the acquisition of various mineral interests. The $26.1 million in acquisition payments consisted principally of the first $17.0 million installment of the $37.0 million purchase price for the BHP royalty interest acquisition, the remaining $4.0 million of the $5.0 million Oyu Tolgoi property acquisition obligation to BHP and a $4.7 million payment obligation related to the Cloncurry mineral property rights acquisition.

Financing activities – Financing activities in 2003 included $9.4 million in loan repayments principally consisting of $15.0 million in debt repayments for the S&K Mine ($7.5 million net to Ivanhoe Mines) and approximately $1.4 million in equipment loan repayments for the Savage River Mine.

In October, 2003, the Company raised $50.0 million (Cdn$66.0 million) through the issue of 5.76 million Special Warrants at a price of $8.68 (Cdn$11.45) per Special Warrant. Each Special Warrant entitled the holder to acquire one common share and one common-share purchase warrant of the Company. In January, 2004, the Special Warrants were converted into 5.76 million common shares of the Company and 5.76 million share-purchase warrants. Each 10 share-purchase warrants are exercisable to purchase one common share of the Company at $8.68 per share until February, 2005.

Through a series of equity financings during 2003, the Company also raised a total of $191.3 million (Cdn$261.8 million) by issuing 55.6 million common shares of the Company at prices ranging from Cdn$3.00 to Cdn$11.45 per share. In December, 2003, as part of one such financing, the Company also issued 7.15 million share-purchase warrants expiring in December, 2005. Each warrant entitles the holder to purchase one common share of the Company at Cdn$12.00 per share until December 2004 and at Cdn$12.50 per share during December 2005.

The $241.2 million in proceeds raised from the Company’s various 2003 financings have been, or are intended, to fund the following activities: the $37.0 million acquisition of the BHP royalty, the purchase of the Mongolian $50.0 million Treasury Bill, working capital, and the Company’s exploration and engineering activities on its Mongolian properties during 2003 and through part of 2004. The following is a summary of sources and uses of proceeds:

$ Million

Source of proceeds
Sale of Common Shares	191.2
Sale of Special Warrants	50.0

241.2

Use of proceeds
Mongolian Treasury Bill	50.0
BHP property payment	4.0
BHP royalty payment	17.0
Mongolia exploration – 2003	59.5
Other activities(1)	28.3
Remaining proceeds at December 31, 2003	82.4

241.2

(1)	Principal expenditures in this category include $8.6 million for the Clocurry mineral interests, capital assets, and related environmental bond acquisition, $7.5 million in working capital advances to the Savage River Mine, $8.5 million in exploration expenditures outside Mongolia, $3.4 million in mining

CASH RESOURCES AND LIQUIDITY

property shut-down costs, $3.9 million purchase of long-term investments, less $6.7 million proceeds from the sale of the Company’s investment in shares of Emperor Mines Limited.

The Company’s existing cash resources are sufficient to meet all of its planned capital expenditures for the first six months of 2004. The Company expects to fund planned expenditures for the second half of 2004 from external sources, which may include debt or equity financing, proceeds form the sale of existing non-core assets, a third party participation in one or more of the Company’s projects or a combination thereof. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for the second half of 2004 and thereafter. Over the long term, the Company still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi project, the Company’s other Mongolian properties, and the Bakyrchik Gold Mine) to bring them into full production (see “Risks and Uncertainties – Additional Funding Requirements”).

CONTRACTUAL OBLIGATIONS – $(000)

	Payments due in years ending December 31,

	2004	2005	2006	2007	2008	2009+	Total

Long term debt(1)	8,075	11,867	127	4,898	604	487	26,060
Operating leases(2)	13,043	11,338	6,808	1,140	–	–	32,329
Purchase obligations(3)	26,340	8,941	5,784	5,633	–	–	46,698
Other long-term obligations(4)	928	1,405	1,651	7,550	540	23,991	36,065

	48,386	33,551	14,370	19,222	1,144	24,478	141,152

ALLOCATION
Savage River Mine	31,749	25,198	13,526	11,865	604	17,493(5)	100,436
S&K Mine	8,435	8,295	540	5,274	540	–	23,084
Mongolia	7,814	58	304	9	–	–	8,185
Bakyrchik	–	–	–	–	–	6,985	6,985
Cloncurry	–	–	–	2,074	–	–	2,074
Other	388	–	–	–	–	–	388

	48,386	33,551	14,370	19,222	1,144	24,478	141,152

(1)	These amounts are included in the Company’s Consolidated Balance Sheets for the year ended December 31, 2003.

(2)	Consists of equipment leases for various mining equipment operating at the Savage River Mine.

(3)	The majority of these amounts consist of Savage River Mine’s commitments for long-term supply of electricity and gas and minimum drilling commitments in Mongolia.

(4)	Other long-term obligations consist of deferred royalty payments, provision for the Savage River Mine’s employee entitlements at mine closure and undiscounted asset retirement obligations.

(5)	This amount represents Savage River Mine’s obligations at mine closure, principally consisting of asset retirement obligations, employee entitlements and the estimated balance of loans payable to third parties.

In 1997, the S&K Mine entered into an agreement for the sale of a guaranteed quantity of Grade A Product (as defined in the agreement) from the Monywa Copper Mine Project to Marubeni Corporation, which is affiliated with one of the lenders of the project financing. This agreement is expected to expire by the end of 2006.

The Savage River Mine has entered into contracts with two of its major customers for the sale of a guaranteed quantity of iron ore. The sales price of iron ore specified in these agreements is renegotiated annually.

Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts that include commitments for future operating payments under contracts for power, port operations, equipment rentals and other arrangements. Substantially all of the Savage River Mine’s obligations relate to commitments for natural gas, power and a mining contract. Currently, the mining operations at the Savage River Mine are scheduled to terminate at the end of 2007 and the pellet producing operations are scheduled to terminate in 2009.

Pursuant to a deferred purchase obligation, the management of the Savage River Mine and the Tasmanian Government are committed to co-manage the remediation of environmental exposures created by prior operations on the Savage River site. The remediation work may be carried out by the mine in conjunction with normal mining operations. This deferred obligation, which amounted to A$14.5 million at December 31, 2003, is secured in part by a bank letter of credit for A$2.8 million and is repayable by December 24, 2014.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2003. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived therefrom, have been identified as being critical:

•	Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•	Depletion and Depreciation of Property, Plant and Equipment;

•	Heap Inventory Valuation;

•	Reclamation and Remediation Obligations;

•	Income Taxes.

Carrying values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine’s cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of Ivanhoe Mines’ assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to fifteen years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

The effect of a change in the estimate of reserves would have a relatively greater effect on the amortization of mining assets of the Savage River Mine because of the few remaining years left in the life of the mine.

Following the start of commercial production, some mining companies’ accounting policies is to expense all costs of removing waste material. Many mining companies, including Ivanhoe Mines, have adopted a different accounting policy whereby, for the entire mine life, the costs of removing waste rock at open-pit mines, commonly referred to as “stripping costs”, are deferred. Mining costs associated with waste-rock removal are deferred or accrued, as appropriate, and charged to operations on the basis of the average stripping ratio for each mine area. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of metals from that mine area. The policy of deferring stripping costs results in the smoothing of costs of removing waste material over the life of the mine rather than expensing those actual costs in the period incurred.

The following is a summary of strip ratios for each operating mine:

	Strip ratio			Strip ratio
S&K Mine(1)			Savage River Mine(2)

Actual	2002	0.73	Actual	2002	8.40
	2003	0.92		2003	6.83
Forecast	2004	0.15	Forecast	2004	4.89
	2005	0.26		2005	5.83
	2006	0.20		2006	4.01
Life of mine average		0.21	Life of mine average		3.45

(1)	The strip ratio is calculated using tonnes of waste mined over tonnes of ore mined.

(2)	The strip ratio is calculated using volumes of waste mined over volumes of ore mined.

Heap inventory valuation

Ivanhoe Mines’ copper operations involve the process of stacking ore in heaps and extracting a copper-bearing solution from the heaps using a continuous leaching process. The inventory categorized as “broken ore on leach pads” represents the inventory cost of estimated recoverable copper quantities contained in the heaps. It is not practical in a normal mine operation to obtain direct measurements of these quantities of recoverable copper. Instead, remaining metal inventory quantities are estimated indirectly by subtracting total copper production from the cumulative estimate of recoverable copper stacked on the heaps.

A decrease in the estimated copper quantities recoverable from the heaps would directly increase the cost of copper production and decrease the value of broken ore on leach pads.

Each month, the broken ore on leach pads is valued at the lower of the weighted average cost of production and net realizable value. The monthly cost of production includes all costs related to mining for the month, including allocated depreciation and depletion charges. All of this ore has been classified as a current asset since, based on historical leaching data, the copper is expected to be recovered within the next 12 months. The estimated units of copper on the leach pads are based on the amount of ore placed on the pads, the expected recovery rates and actual production.

Copper recovery rates are dependent on whether the ore is processed before it is staked on the heaps. Copper recoveries from crushed and agglomerated ore material is approximately 80% and the leach cycle takes almost a year to complete. The leaching cycle for run-of-mine material – unprocessed material deposited directly on the heaps – is much shorter, (approximately 160 days), but the copper percentage recovery rate is normally lower and is approximately 75%.

At December 31, 2003, the total amount of recoverable metal contained in the heaps was estimated at approximately 24,000 tonnes of copper (net 12,000 tonnes to Ivanhoe Mines), at a cost of approximately $520 per tonne, or $0.24 per pound of copper.

Ivanhoe Mines reviews the estimated units of copper on the heap-leach pads on a regular basis and, where appropriate, revises its estimates of those quantities to recognize changes in the expected recovery rates based on actual recoveries.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $22.8 million undiscounted future value estimated by Ivanhoe Mines at December 31, 2003.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Recent Accounting Pronouncements

In November, 2001, the Canadian Accounting Standards Board issued Accounting Guideline No.13, “Hedging Relationships” (AcG-13”), which established the conditions for applying hedge accounting; although it does not specify how hedge accounting is applied. AcG-13 is effective for fiscal years commencing on or after July 1, 2003. The adoption of AcG-13 is not expected to have a material impact on Ivanhoe Mines’ financial position and results of operations.

In June, 2003, the CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. AcG-15 is effective for interim and annual reporting periods beginning on or after November 1, 2004. Ivanhoe Mines is currently evaluating the impact of AcG-15.

As part of its agenda, the Emerging Issues Task Force of the U.S. Financial Accounting Standards Board is currently reviewing several accounting policies related to the mining industry. Should this result in changes to U.S. Generally Accepted Accounting Principles (“GAAP”), Canadian GAAP may also be changed in an effort to harmonize with U.S. GAAP.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies, are as follows:

•	Additional Funding Requirements – The further development and exploration of the various mineral properties in which it holds interests depends upon Ivanhoe Mines’ ability to obtain financing through joint ventures, debt financing, equity financing or other means. Ivanhoe Mines must arrange significant project financing for development of the Oyu Tolgoi project. There can be no assurance that Ivanhoe Mines will be successful in obtaining any required financing as and when needed. Depressed markets for precious and base metals may make it difficult or impossible for Ivanhoe Mines to obtain debt financing or equity financing on favorable terms, or at all. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and certain mineral properties held by Ivanhoe Mines are located in politically and economically unstable countries, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, or reduce or terminate some or all of its operations.

•	Risks pertaining to Mongolia – Mongolia is, and for the foreseeable future is expected to remain, the country in which Ivanhoe Mines concentrates most of its business activities and financial resources. Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much progress remains to be made, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Ivanhoe Mines’ current focus is the Oyu Tolgoi project. Ivanhoe Mines is engaged in discussions with a working group of Mongolian government representatives aimed at reaching a long-term stability agreement establishing the critical terms and conditions that will apply to the Oyu Tolgoi project during its operational phase. Management believes that such an agreement (or lack thereof) will have a material impact on Ivanhoe Mines’ ability to obtain the financing necessary to develop the project. The stability agreement that Ivanhoe Mines is seeking from the Mongolian government is expected to address tax and fiscal issues, as well as other matters including cross-border and import/ export issues and confirmation of appropriate mining, land and water licence tenures and infrastructure necessary to carry out all exploration, mining, milling, processing and related activities over the life of the project. No assurances can be given as to when, or if, Ivanhoe Mines’ discussions with the Mongolian government working group will culminate in a stability agreement or that any such stability agreement will contain terms and conditions that are, in all material respects, favorable to Ivanhoe Mines.

In December 2003, the Company purchased $50 million of treasury bills issued by the Mongolian government. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the government’s initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation. Based on written assurances furnished by the government, the Company understands that Mongolia has never defaulted on its obligations in respect of any of its previously issued treasury bills and that the final settlement of its convertible rouble sovereign debt to the Russian Federation on favorable terms will contribute enormously to the economic and social development of Mongolia. However, Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies.

•	Uncertainties related to mineral resource estimates – There is a degree of uncertainty attributable to the calculation of resources and corresponding grades being mined or dedicated to future production. Until resources are actually mined and processed, the quantity of resources and grades must be considered as estimates only. In addition, the quantity of resources may vary, depending on metals prices. Any material change in the quantity of resources, grades or stripping ratio may affect the economic viability of Ivanhoe Mines’ properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

•	Metal price volatility – Copper and iron-ore pellet prices are subject to volatile price changes from a variety of factors, including international economic and political trends, expectations of inflation, global and regional demand, currency-exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of, and demand for, Ivanhoe Mines’ principal products – iron ore and copper – is affected by various factors, including political events, economic conditions and production costs.

Unlike most metals, iron ores are not fungible commodities, as each is somewhat different in composition and usage characteristics. The iron-ore market behaves like a product, rather than a commodity, market, with zones of competition and zones of exclusion. The market is one of direct customer to producer relationships, without middlemen, warehousing or buffer stocks, speculators or futures market. The market is imperfect and oligopolistic. Prices are not set by the market clearance principle, but to optimize returns to producers within the constraint of the total market size.

In the second half of 2003, copper prices benefited from speculative buying activity from hedge funds in anticipation of a global economic turnaround which has yet to fully materialize. China’s ever-expanding need to import various metals to feed its buoyant economy also contributed to the sharp increase in prices in 2003 and 2004 for copper and iron ore.

Prior to 2003, many metal prices, when adjusted for inflation, were in a downward trend. Although many analysts now forecast that metal prices are expected to increase in the near future, there is no assurance that the 2003 increase in metal prices represents a turning point or a confirmation of a reversal of that previously established downward trend in metal prices.

Ivanhoe Mines did not hedge any metal sales or production in 2003 and currently has no plans to do so in 2004.

•	Operating risks – Ivanhoe Mines faces a number of potential risks with respect to the proposed expansion of the S&K Mine, which includes the development of the nearby Letpadaung deposit. Myanmar’s current power-generating ability is limited and there can be no assurance that improvements to Myanmar’s national power system, sufficient to furnish the additional required power for the planned expansion of the S&K Mine operations, will be made on a timely basis, or at all. If not, it may be necessary to construct a local source of power, which may not be feasible or which may render the project uneconomic.

The high-lift leach piles planned for the S&K Mine and the Letpadaung deposit carry technical risks. These risks include geotechnical failure, chemical degradation of the heap material, compaction and loss of permeability, lack of oxygen, excessive iron build-up and excessive acid generation. Manifestation of these risks could adversely affect the level of copper recoveries and increase operating costs.

Although Ivanhoe Mines believes that the material extracted from the Letpadaung deposit will exhibit the same heap-leaching characteristics as the ore currently being mined at the S&K mine, this assumption cannot be confirmed prior to mining. Different metallurgical characteristics in the Letpadaung deposit, if and to the extent they might exist, could adversely affect the technical feasibility and economics of the S&K Mine’s Letpadaung development plans.

The Savage River Mine’s operations are heavily dependent upon the successful operation of the concentrator and pipeline apparatus. All the process facilities and the pipeline have been in operation for over 30 years and are subject to potentially higher rates of failure than a new plant. Despite a comprehensive maintenance program, there can be no assurance that the operating availabilities required to achieve planned product output can be sustained.

The mining operations at the Savage River Mine often need to extract, from various parts of the mine, different types of ore material to provide the concentrator with the desired ore-feed quality. As operations at the Savage River Mine get closer to the end of mine life, the ability of the mine’s management to achieve a consistent blend of ore to the concentrator is reduced. There can be no assurance that deterioration in the quality of ore material fed to the concentrator will not affect the pellet grade or pellet quality, which may affect marketability.

Historically, the stability of the Savage River Mine’s open-pit walls has been problematic and in 2002 the mine experienced a slope failure at Extension 2 of the North Pit, which temporarily halted operations on the North Pit. Although Ivanhoe Mines has retained expert advice in this area, is pro-actively managing the pit-wall stability and has taken additional corrective measures since the 2002 slope failure, there can be no assurance that a failure, large enough to cause an extended interruption in production, will not occur during the life of the project.

•	Currency risks – Fluctuations in currency-exchange rates may adversely affect the financial position and results of operations of the Savage River Mine. The mine receives United States dollars from the bulk of its sales of iron-ore products, but pays most of its operating costs in Australian dollars. The recent strengthening of the Australian dollar against the United States dollar has negatively impacted the cash flow from the Savage River Mine. Further deterioration in the United States dollar against the Australian dollar will have a negative effect on the financial viability of the Savage River Mine.

•	Economic Sanctions – In May, 1997, the United States government imposed economic sanctions on Myanmar, banning new investments in Myanmar by any United States investor. In August, 1997, the Canadian government imposed selective economic sanctions on Myanmar, directed against imports and exports between Canada and Myanmar. These sanctions were based on the United States and Canadian governments’ belief that the current government of Myanmar has repressed opposition to the government. While the sanctions in their current form do not affect the Company’s investments in Myanmar, there can be no assurances that the sanctions will not be broadened or that other countries will not adopt sanctions in the future. The existence of United States sanctions may restrict the ability of United States companies to participate in the Monywa Copper Project. It is not possible to assess whether additional legislation will be enacted by the United States, Canada or elsewhere or, if enacted, will ultimately affect the Company or investment in the Company.

•	Limited production history – The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. To date, the Company has not received any cash flow generated by the S&K Mine. Also, at least for the 2004 year, the Savage River Mine and all other exploration and development projects of Ivanhoe Mines will need funding from the Company. Ivanhoe Mines has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

•	Uninsurable risks or self-insured risks – Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts or slides, fires, floods, earthquakes or other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. Ivanhoe Mines does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, both the S&K Mine and the Savage River Mine are self-insuring on a portion of their mine assets.

•	Extent of liability for previous environmental damage – Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the Savage River Mine, the S&K Mine and the Bakyrchik Project. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines’ activities or the activities of previous operators. In that event, the indemnities could be ineffective and possibly worthless.

•	Breach of loan covenant – Since August, 2002, the S&K Mine has not been in technical compliance with certain covenants in its credit agreement, including a requirement to maintain a minimum amount of working capital and a requirement to retain a specified minimum amount of cash on deposit in a debt-service reserve account. The lenders have not, to date, notified the S&K Mine that it is in default of these covenants and, although management does not believe that the lenders will do so in the foreseeable future, the lenders may, at any time while the S&K Mine remains non-compliant, formally notify the S&K Mine that it is in default. If, in that event, the S&K Mine failed to cure the default in a timely manner, the lenders would be entitled to pursue their remedies against the S&K Mine, which could include foreclosing on the S&K Mine’s interest in the Monywa Copper Project. The S&K Mine’s obligations to the lenders are non-recourse to the Company.

•	Limited customer base – The Savage River Mine has only a small number of customers and the pricing of its iron-ore products is subject to annual negotiations. Demand for the Savage River Mine’s iron-ore products can fluctuate based on market conditions in the international steel industry. The loss by the Savage River Mine of a key customer or a material decrease in sales to a key customer could have an adverse impact on short- to medium- term cash flow and adversely affect the mine’s economic viability.

All of the Ivanhoe Mines’ production from the S&K Mine is sold to a single Japanese buyer. If, for any reason, the S&K Mine was unable to sell all of its production to its existing buyer, economic sanctions against trade with Myanmar may significantly reduce the number of potential alternative buyers.

RELATED-PARTY TRANSACTIONS

The Company is also a party to cost-sharing agreements with other companies in which Robert M. Friedland, its Chairman and Chief Executive Officer, has a material, direct or indirect beneficial interest. Through these agreements, Ivanhoe Mines shares office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft on a cost-recovery basis. Ivanhoe Mines also shares the costs of employing administrative and non-executive management personnel in these offices.

Companies in which the Company is a party to the cost-sharing agreement and Mr. Friedland’s ownership interest in each of them, are as follows:

R.M. Friedland’s
Ownership
Company Name	Interest

Ivanhoe Energy Inc.	32.17%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd.	54.58%

The Company’s related party transactions also include transactions with Asia Gold Corp., (a 51%-owned subsidiary) and exploration expenditures incurred as part of several joint-venture agreements with Jinshan Gold Mines Inc. (a 35.5%-owned, publicly listed company).

The shared and other expenditures for the last two years were as follows:

	Years ended December 31,

	2003	2002

	$(000)
Consulting	$–	$75
Exploration	1,768	261
Management fees	223	294
Office and administrative	1,834	1,234
Salaries and benefits	1,372	1,095
Travel (including aircraft rental)	2,636	2,184

	$7,833	$5,143

Accounts receivable and accounts payable of the Company at December 31, 2003, included $347,000 and $777,000, respectively, (December 31, 2002 – $107,000 and $2,003,000, respectively) which were due from/to a company under common control or companies related by way of directors in common.

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (“MD&A”) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada, using management’s best estimates and judgment of all information available up to March 29, 2004.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits or materiality and within the framework of the accounting policies summarized in Note 2 of the Notes to the Consolidated Financial Statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

R. Edward Flood	P.F. Massé
Deputy Chairman	Chief Financial Officer

March 29, 2004

Vancouver, BC Canada

Deloitte & Touche LLP P.O. Box 49279
Four Bentall Centre 2800 – 1055 Dunsmuir Street Vancouver, British Columbia V7X 1P4	Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Ivanhoe Mines Ltd.

We have audited the consolidated balance sheets of Ivanhoe Mines Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations, changes in its shareholders’ equity and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 29, 2004

Comments by Independent Auditors on Canada – United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the Shareholders dated March 29, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States of America, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events such as those described in Note 4 to the consolidated financial statements. Our report to the Shareholders dated March 29, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia
March 29, 2004

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	December 31,

	2003	2002

		(Note 3 (a))
ASSETS
CURRENT
Cash (Note 6)	$108,177	$35,445
Investments (Note 7)	50,000	–
Accounts receivable (Note 8)	6,790	3,425
Broken ore on leach pads	6,181	6,424
Inventories (Note 9)	21,289	16,511
Prepaid expenses	3,406	1,971

	195,843	63,776
LONG-TERM INVESTMENTS (Note 10)	14,716	15,537
MINING PROPERTY, PLANT AND EQUIPMENT (Note 11)	154,922	160,226
OTHER MINERAL PROPERTY INTERESTS (Note 12)	49,796	6,833
OTHER CAPITAL ASSETS (Note 13)	7,990	3,481
FUTURE INCOME TAXES (Note 17)	1,781	1,041
OTHER ASSETS (Note 14)	30,674	25,172

	$455,722	$276,066

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 12 (a))	$53,272	$29,174
Current portion of asset retirement obligations (Note 18(b))	388	–
Current portion of long-term debt (Note 16)	15,301	23,766

	68,961	52,940
LOANS PAYABLE TO RELATED PARTIES (Note 15)	5,088	5,088
LONG-TERM DEBT (Note 16)	6,878	5,534
FUTURE INCOME TAXES (Note 17)	14,309	12,642
OTHER LIABILITIES (Note 18)	19,423	13,596
NON-CONTROLLING INTEREST (Note 19)	5,816	–

	120,475	89,800

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 20)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
265,440,052 (2002 – 205,163,382) common shares	719,289	522,199
SPECIAL WARRANTS (Note 28(a))	49,975	26,516
ADDITIONAL PAID-IN CAPITAL	404	1,508
CONTRIBUTED SURPLUS	6,044	3,520
DEFICIT	(440,465)	(367,477)

	335,247	186,266

	$455,722	$276,066

COMMITMENTS (Note 25)

APPROVED BY THE BOARD:

J. Weatherall, Director	K. Thygesen, Director

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except per share amounts)

	Years ended December 31,

	2003	2002

		(Note 3(a))
REVENUE	$89,699	$87,121
COST OF OPERATIONS	(75,908)	(63,292)
WRITE-DOWN OF INVENTORIES	–	(1,049)
DEPRECIATION AND DEPLETION	(10,789)	(12,216)

OPERATING PROFIT	3,002	10,564
EXPENSES
General and administrative	(17,496)	(12,424)
Interest on long-term debt	(2,435)	(4,516)
Exploration	(67,989)	(33,934)
Depreciation	(1,501)	(860)

LOSS BEFORE THE FOLLOWING	(86,419)	(41,170)

OTHER INCOME (EXPENSES)
Interest income	1,824	1,101
Foreign exchange gains	10,469	1,958
Mining property shut-down costs (Note 11)	(3,356)	(2,995)
Share of loss of significantly influenced investees (Note 10)	(2,423)	(847)
Gain on sale of long-term investments	4,625	508
Gain on settlement of debt (Note 16(d))	–	32,466
Write-down of carrying values of other assets (Note 21)	(1,213)	(19,890)
Dilution gain on investment in subsidiary	4,210	–
Dilution loss on long-term investment in significantly influenced investee	(237)	–
Other	993	2,133

	14,892	14,434

LOSS BEFORE INCOME AND CAPITAL TAXES AND NON-CONTROLLING INTEREST	(71,527)	(26,736)
Provision for income and capital taxes (Note 17)	(2,007)	(4,259)

LOSS BEFORE NON-CONTROLLING INTEREST	(73,534)	(30,995)
Non-controlling interest	546	–

NET LOSS	$(72,988)	$(30,995)

BASIC AND DILUTED LOSS PER SHARE	$(0.30)	$(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	243,814	194,551

Consolidated Statements of Shareholders’ Equity

(Stated in thousands of U.S. dollars)

	Share Capital
				Additional
	Number		Special	Paid-In	Contributed
	of Shares	Amount	Warrants	Capital	Surplus	Deficit	Total

						(Note 3(a))
Balances, December 31, 2001	171,158,484	$460,389	$–	$1,697	$–	$(331,915)	$130,171
Effect of accounting change (Note 3(a) and (b))	–	–	–	–	2,603	(4,567)	(1,964)
Shares issued for:
Private placements	29,385,164	53,811	–	–	–	–	53,811
Exercise of stock options	1,906,775	2,491	–	(189)	(698)	–	1,604
Share purchase plan	50,321	91	–	–	–	–	91
Acquisition of long-term investments (Note 10)
Pacific Minerals Inc.	2,374,960	4,818	–	–	–	–	4,818
Intec Ltd.	287,678	599	–	–	–	–	599
Special Warrants issued	–	–	26,516	–	–	–	26,516
Stock compensation charged to operations	–	–	–	–	1,615	–	1,615
Net loss	–	–	–	–	–	(30,995)	(30,995)

Balances, December 31, 2002	205,163,382	522,199	26,516	1,508	3,520	(367,477)	186,266
Special Warrants issued			109,234	–	–	–	109,234
Shares issued for:
Private placements	14,300,000	105,475	–	–	–	–	105,475
Exercise of special warrants	41,296,080	85,775	(85,775)	–	–	–	–
Exercise of stock options	4,407,815	5,158	–	(1,104)	(1,156)	–	2,898
Share purchase plan	49,745	113	–	–	–	–	113
Bonus shares	125,000	263	–	–	–	–	263
Consulting fees	98,030	306	–	–	–	–	306
Stock compensation charged to operations	–	–	–	–	3,680	–	3,680
Net loss	–	–	–	–	–	(72,988)	(72,988)

Balances, December 31, 2003	265,440,052	$719,289	$49,975	$404	$6,044	$(440,465)	$335,247

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Years ended December 31,

	2003	2002

		(Note 3 (a))
OPERATING ACTIVITIES
Net loss	$(72,988)	$(30,995)
Items not involving use of cash
Depreciation and depletion	12,290	13,076
Non-cash stock based compensation	3,680	1,615
Non-cash interest expense	967	682
Write-down of inventories	–	1,049
Unrealized foreign exchange (gains) losses	(10,748)	(8,584)
Expenditures on deferred stripping costs	(9,596)	(13,192)
Amortization of deferred stripping costs	785	690
Share of loss of significantly influenced investees	2,423	847
Gain on settlement of debt	–	(32,466)
Write-down of carrying values of other assets	1,213	19,890
Dilution gain on investment in subsidiary	(4,210)	–
Dilution loss on long-term investment in significantly influenced investee	237	–
Gain on sale of long-term investments	(4,625)	(508)
Provision for income taxes	667
Future income taxes	927	3,951
Non-controlling interest	(546)	–
Non-cash recovery of bad debt	–	(1,248)
Increase in non-current portion of royalty payable	461	418
Provision for employee entitlements	1,398	959
Net change in non-cash operating working capital items (Note 23 (a))	(1,459)	6,671

	(79,124)	(37,145)

INVESTING ACTIVITIES
Purchase of investments	(50,000)	–
Purchase of long-term investments	(3,923)	(6,288)
Proceeds from sale of long-term investments	6,709	10
Restricted cash	6,064	(4,617)
Expenditures on mining property, plant and equipment	(5,485)	(6,844)
Expenditures on other mineral property interests	(26,067)	(1,142)
Expenditures on other capital assets	(6,034)	(3,557)
Expenditures on other assets	(2,757)	(62)

	(81,493)	(22,500)

FINANCING ACTIVITIES
Issue of share capital and special warrants	218,026	82,022
Non-controlling interests’ investment in subsidiary	10,572	–
Proceeds from long-term debt	–	10,306
Repayment of long-term debt	(9,353)	(16,900)

	219,245	75,428

EFFECT OF EXCHANGE RATE CHANGES ON CASH	14,104	707

NET CASH INFLOW	72,732	16,490
CASH, BEGINNING OF YEAR	35,445	18,955

CASH, END OF YEAR	$108,177	$35,445

CASH IS COMPRISED OF:
Cash on hand and demand deposits	$33,634	$11,870
Short-term money market instruments	74,543	23,575

	$108,177	$35,445

SUPPLEMENTARY INFORMATION (Note 23 (b) and (c))

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars; tabular amounts in thousands)

1.      NATURE OF OPERATIONS

Ivanhoe Mines Ltd. (the “Company”), together with its subsidiaries and joint venture (collectively referred to as “Ivanhoe Mines”), is an international mineral exploration and development company holding interests in and conducting operations on mineral resource properties principally in Southeast and Central Asia and Australia.

2.      SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In the case of the Company, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 27. The significant accounting policies used in these consolidated financial statements are as follows:

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are ABM Mining Limited (Yukon, Canada), Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Myanmar Holdings Limited (Myanmar), Asia Gold Corp. (B.C., Canada) (51% owned) and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned). ABM Mining Limited and its subsidiaries are individually and collectively referred to in these financial statements as “ABM”.

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is consolidated on a proportionate basis whereby the Company includes in these consolidated financial statements its proportionate share of the assets, liabilities, revenues and expenses of JVCo.

All intercompany transactions and balances have been eliminated, where appropriate.

(b) Accounting estimates

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable, future income tax assets and investments, the quantities of copper on leach pads and in circuit, the proven and probable ore reserves, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of metals inventories, the expected economic lives of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated costs of asset retirement obligations including the reclamation of mine sites.

(c) Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its foreign subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Cash

Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

(e) Investments

Investments are recorded at the lower of cost and market value.

(f) Broken ore on leach pads

The broken ore on leach pads comprises copper in process on heap leach pads that is valued at the lower of the weighted average cost of production and net realizable value. All of this ore has been classified as a current asset since, based on historical leaching data, the copper is expected to be recovered within the next twelve months. The estimated units of copper on the leach pads are based on the amount of ore placed on the pads, the expected recovery rates and actual production.

Ivanhoe Mines reviews the estimated units of copper on the heap leach pads on a regular basis and, where appropriate, revises its estimates of those quantities to recognize changes in the expected recovery rates based on actual recoveries.

(g) Inventories

Metals inventories are valued at the lower of the weighted average cost of production and net realizable value.

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(h) Long-term investments

Long-term investments in companies 20% to 50% owned and/or where Ivanhoe Mines has the ability to exercise significant influence are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of their earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The remaining long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value.

(i) Mining property, plant and equipment and other capital assets

Mining property, plant and equipment and other capital assets are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues) less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to fifteen years), as appropriate.

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital projects in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its mining property, plant and equipment and other capital assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

(j) Other mineral property interests

All direct costs related to the acquisition of other mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

Ivanhoe Mines reviews the carrying values of its other mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

Certain of Ivanhoe Mines’ exploration activities are conducted jointly with others. These consolidated financial statements reflect only Ivanhoe Mines’ interests in such activities.

(k) Stripping costs

Mining costs associated with waste rock removal are deferred or accrued, as appropriate, and charged to operations on the basis of the average stripping ratio for each mine area. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of metals from that mine area.

(l) Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Environmental obligations for the mining activities of ABM at Savage River have been specifically addressed in the Goldamere Act passed by the Tasmanian Parliament. Under this Act, the Tasmanian Government covenants to indemnify Ivanhoe Mines from any environmental claims arising out of operations of the Savage River Project prior to acquisition by ABM.

(m) Revenue recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

determinable, and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

(n) Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 20. The Company accounts for its grants under that Plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. In situations where Ivanhoe Mines grants stock options in connection with a business acquisition, the fair value of the options at the date of grant is included in the cost of the acquisition, with an offsetting credit to additional paid-in capital. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

(o) Commodity and foreign exchange contracts

Ivanhoe Mines uses, from time to time, forward sales and option contracts to effectively provide a minimum sales price for a portion of metals inventories and future production. Gains or losses on these contracts are recognized in revenues when the related product is sold.

Ivanhoe Mines also uses, from time to time, forward currency contracts that are not designated as a hedge. Unrealized gains and losses on these contracts are included in operations.

(p) Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(q) Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares and Special Warrants outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and share purchase warrants that are used to purchase common shares at the average market price during the year.

(r) Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2003. In particular, restricted cash, previously included in cash, and deferred stripping costs, previously included in mining property, plant and equipment, are now classified as part of other assets (Note 14). In addition, the broken ore on leach pads, previously included in inventories, is now disclosed separately in current assets.

3.      ACCOUNTING CHANGES

(a)	In 2003, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants (the “CICA”) with respect to asset retirement obligations, as described in Note 2(l). In prior years, future mine reclamation costs were accrued and charged to operations over the estimated life of each mine. This change has been applied on a retroactive basis. The effect of this change was to increase, as at December 31, 2002, the carrying values of mining property, plant and equipment by $4,426,000, other mineral property interests by $85,000 and other liabilities by $7,239,000, to increase the deficit by $2,728,000, and to increase the net loss for the years ended December 31, 2003 and 2002 by $1,806,000 ($0.01 per share) and by $763,000 ($0.00 per share), respectively.

(b)	In 2002, the Company adopted the new accounting recommendations of the CICA with respect to stock-based compensation and other stock-based payments. These recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. In 2001 and prior years, no stock-based compensation expense was recognized when share options were granted to employees and directors. The Company has adopted the fair value based method of accounting for stock-based compensation, as described in Note 2(n). This change has been applied retroactively; however, financial statement amounts for 2001 and prior years were not restated. The effect of this change was to increase the deficit as at January 1, 2002 by $2,603,000 and to increase the net loss for the year ended December 31, 2002 by $1,615,000 ($0.01 per share).

4.      INVESTMENT IN ABM

During 2003, ABM advised Ivanhoe Mines that ABM would require additional capital in order to supplement its anticipated cash flow from project operations to cover budgeted operating costs. The funding shortfall was accentuated by the rapid appreciation of the Australian dollar (A$) against the U.S. dollar and included deferred stripping costs and capital expenditures of $9.1 million and $3.6 million, respectively (Note 24). During the year, Ivanhoe Mines made a $7.5 million working capital credit facility available to enable ABM to meet any such shortfalls. At December 31, 2003, the working capital credit facility was fully drawn down. In March 2004, Ivanhoe Mines advanced a further $2.2 million under a new working capital facility, which is also fully drawn down.

In 2004, ABM will likely need to supplement its anticipated cash flow from the Savage River operations with additional capital from external sources in order to cover expected operating costs. The extent of the funding shortfall will largely depend upon fluctuations in foreign currency exchange rates, iron ore prices and ABM’s ability to retain its existing customers. ABM management has advised Ivanhoe Mines that it plans to continue exploring suitable alternatives for obtaining any future credit facilities it requires from external sources, but that there is no assurance that it will be successful in doing so. However, a failure to do so may have an adverse effect on ABM’s ability to continue as a going concern.

4.      INVESTMENT IN ABM (Continued)

The following is a summary of the carrying values of the Savage River operation’s assets and liabilities which are included in these financial statements:

	December 31,

	2003	2002

ASSETS
Current
Cash	$4,480	$5,979
Accounts receivable	2,350	1,778
Inventories	18,718	14,562
Prepaid expenses	876	556

	26,424	22,875
Mining property, plant and equipment (Note 11)	25,734	27,481
Other assets (deferred stripping costs)	19,026	10,701

	$71,184	$61,057

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,334	$10,545
Current portion of long-term debt	301	1,266

	14,635	11,811
Loans payable to related parties (non-recourse to the Company)	5,088	5,088
Long-term debt (non-recourse to the Company)	6,878	5,534
Future income taxes	1,217	978
Other liabilities	9,235	6,080

	37,053	29,491

INVESTMENT IN ABM ELIMINATED ON CONSOLIDATION	$34,131	$31,566

ABM management, in the fourth quarter of 2003, tested for impairment of ABM’s mining property, plant and equipment and deferred stripping costs included in other assets. This test, which was based on estimated future cash flows over the expected remaining mine life of 5 years, indicates that the carrying value of those assets as at December 31, 2003 will be recoverable.

5.      JOINT VENTURE

Ivanhoe Mines has a 50% interest in JVCo, a joint venture formed to develop open-pit copper mining operations at Monywa in the Union of Myanmar. JVCo has a term, with respect to each deposit, of twenty years from the date of commercial production, which is renewable in certain circumstances for an additional five years.

JVCo completed construction of a mining complex in 1998 to develop the Sabetaung and Kyisintaung (“S&K”) deposits within the Monywa Copper Project. Commercial production from these deposits commenced during the first quarter of 1999.

5.      JOINT VENTURE (Continued)

These consolidated financial statements include Ivanhoe Mines’ proportionate share of JVCo’s assets, liabilities, revenues, expenses, net income and cash flows as follows:

	December 31,

	2003	2002

Current assets	$11,608	$12,902
Capital assets	127,349	132,744
Other assets	3,914	3,202
Current liabilities	(20,120)	(27,309)
Other liabilities	(16,756)	(17,453)
Retained earnings	(13,522)	(11,413)

Investment in JVCo eliminated on consolidation	$92,473	$92,673

	Years ended December 31,

	2003	2002

Revenues	$22,865	$20,227
Expenses	(20,756)	(17,589)

Net income	$2,109	$2,638

Cash flows
From operating activities	$6,881	$7,388
For investing activities	(1,777)	(3,410)
For financing activities	(7,500)	(7,500)

	$(2,396)	$(3,522)

Ivanhoe Mines investment in JVCo includes costs incurred with respect to JVCo’s Monywa Copper Project in Myanmar in excess of its equity contribution of $28,001,000 to JVCo. These costs have been allocated to capital assets.

6.      CASH

Cash at December 31, 2003 and 2002 included Ivanhoe Mines’ share of JVCo’s cash balances of approximately $1,478,000 and $3,874,000, respectively, which were not available for Ivanhoe Mines’ general corporate purposes.

7.      INVESTMENTS

In December 2003, Ivanhoe Mines purchased a $50.0 million one-year treasury bill from the Government of Mongolia. This bill, which is denominated in U.S. dollars, bears interest at 3% per annum and matures on December 31, 2004.

8.      ACCOUNTS RECEIVABLE

	December 31,

	2003	2002

Trade	$2,286	$2,091
Refundable taxes	2,836	267
Accrued interest	56	142
Other	1,612	925

	$6,790	$3,425

9.      INVENTORIES

	December 31,

	2003	2002

Metals
Finished goods	$8,804	$6,370
Work in progress	3,561	3,226
Mine stores, supplies and other	8,924	6,915

	$21,289	$16,511

10.     LONG-TERM INVESTMENTS

	December 31, 2003			December 31, 2002

			Quoted			Quoted
	Equity	Carrying	Market	Equity	Carrying	Market
	Interest	Value	Value	Interest	Value	Value

Investment in companies subject to significant influence:
Pacific Minerals Inc. (“Pacific”) (a)	35.5%	$9,027	$39,712	38.2%	$8,270	$13,943
Intec Ltd. (“Intec”) (b)	23.2%	1,787	4,479	19.9%	1,384	1,384
Portfolio investments:
Emperor Mines Limited (“Emperor”) (c)	–%	–	–	13.7%	2,084	6,568
Olympus Pacific Minerals Inc. (“Olympus”) (Note 28(b))	10.8%	2,587	3,342	17.6%	2,587	2,813
Resource Investment Trust (“RIT”) (Note 28(c))	6.2%	1,212	2,237	6.2%	1,212	1,212
Other	–	103	–	–	–	N/a

		$14,716	$49,770		$15,537	$25,920

(a)	This investment was initially acquired during 2002 for cash of $4,299,000 and 2,374,960 shares of the Company with a fair value of $4,818,000. The cost of the Company’s investment in Pacific exceeded its share of the underlying book value of Pacific’s net assets at September 30, 2002, the deemed date of acquisition for accounting purposes, by approximately $6,989,000. This excess is attributable to mineral properties and will be amortized, on a unit-of-production basis, against the Company’s share of Pacific’s post acquisition net income or losses in accordance with the accounting policy described in Note 2(i).

In December 2003, the Company acquired 2.5 million units of Pacific at a price of Canadian (“Cdn”) $1.75 per unit, for a cost of Cdn$4.4 million ($3.3 million). Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for one common share at a price of Cdn$2.20 per share for two years from the closing date. During 2003, Ivanhoe recorded a $2,333,000 (2002 – $847,000) equity loss on this investment. At March 26, 2004, the quoted market value of the Company’s investment was $25,801,000.

(b)	This investment was initially acquired during 2002 for cash of $1,989,000 and 287,678 shares of the Company with a fair value of $599,000. The equity market conditions for Intec deteriorated during the second half of 2002 with the result that the quoted market value of Ivanhoe Mines’ investment in Intec decreased significantly below its carrying value. Accordingly, the Company made an impairment provision of $1,204,000 against this investment.

In September 2003, the Company acquired 25,141,586 shares of Intec for cash of $493,000. This acquisition increased the Company’s holding in Intec from 19.9% to 23.2%. Accordingly, the Company commenced equity accounting for its investment in Intec in October 2003.

10.     LONG-TERM INVESTMENTS (Continued)

During 2003, Ivanhoe recorded a $90,000 equity loss on this investment. At March 26, 2004, the quoted market value of the Company’s investment was $4,650,000.

(c)	In January 2003, the Company sold its entire investment in Emperor for $6,709,000. This transaction resulted in a pre-tax gain of $4,625,000.

11.     MINING PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2003			2002

		Accumulated
		Depletion and
		Depreciation,
		Including	Net Book	Net Book
	Cost	Write-downs	Value	Value

Mining properties, including development and preproduction costs	$139,412	$(37,122)	$102,290	$102,859
Mine buildings	18,499	(11,313)	7,186	7,842
Plant and equipment	134,792	(89,346)	45,446	49,525

	$292,703	$(137,781)	$154,922	$160,226

Capital projects in progress amounted to $633,000 at December 31, 2003 and $1,490,000 at December 31, 2002.

In 2002, Ivanhoe Mines revised its mine plan at the Savage River Project and completed an updated review of the carrying values of the Project’s mining property, plant and equipment, with the result that an impairment provision of $18,000,000 was made in the third quarter of 2002.

The Company continues to review the carrying value of these assets on a regular basis for indications of further impairment (Note 4). The economics of the Savage River Mine Project are particularly sensitive to changes in selling prices, operating costs and foreign currency exchange rate fluctuations. As a consequence, any adverse changes in those selling prices, operating costs and/or exchange rates would result in further impairment provisions and those provisions may be material.

Ivanhoe Mines placed the Bakyrchik Mining Venture on a care and maintenance basis in prior years. This project, which had an original cost, including asset retirement obligations, of $92,369,000 as at December 31, 2003 and 2002, is carried at a nominal value.

12.     OTHER MINERAL PROPERTY INTERESTS

	December 31,

	2003	2002

Mongolia:
Oyu Tolgoi (a)	$42,997	$5,967
Other (b)	159	–
Australia (c)	6,210	–
Inner Mongolia (d)	255	–
South Korea (e)	175	866

	$49,796	$6,833

The foregoing table reflects the application of Ivanhoe Mines’ accounting policy discussed in Note 2 (j).

(a)	Mongolia – Ivanhoe Mines has a 100% interest in the Turquoise Hill (Oyu Tolgoi) copper/gold project in Mongolia.

12.     OTHER MINERAL PROPERTY INTERESTS (Continued)

In November 2003, Ivanhoe Mines entered into an agreement with BHP Minerals International Exploration Inc. (“BHP”) to purchase for $37 million BHP’s 2% net smelter return royalty interest in the Turquoise Hill project. Ivanhoe Mines paid BHP $17 million in November 2003 and the remaining $20 million instalment was paid in February 2004. At December 31, 2003, the final $20 million instalment was included in accounts payable and accrued liabilities.

In December 2003, Ivanhoe Mines converted its 4 exploration licences on the Turquoise Hill project into 60 year mining licences, which are renewable for an additional 40 years.

(b)	Ivanhoe Mines has also acquired interests in additional mineral exploration licenses in the same geological province as the Turquoise Hill project and elsewhere in Mongolia. Mineral exploration licenses are valid for a period of three years and, through renewals, can be extended to a maximum of seven years. These rights are maintained in good standing through the payment of an annual license fee.

(c)	Australia – In 2003, Ivanhoe Mines purchased certain copper-gold mining and exploration leases in Queensland, Australia.

(d)	Inner Mongolia – Ivanhoe Mines has entered into an agreement with a Chinese government agency which contemplates the negotiation of definitive joint venture agreements whereby Ivanhoe Mines would conduct exploration activities in order to earn an 80% interest in certain properties.

In 2003, Ivanhoe Mines entered into an agreement, subject to due diligence, Chinese government approvals and certain other conditions, to purchase a small-scale mining property located in Inner Mongolia for an acquisition cost of approximately Cdn$1,800,000.

Also in 2003, Ivanhoe Mines entered into a joint venture agreement which provides that Ivanhoe Mines can earn an 80% interest in a joint venture by contributing $2.8 million over a three-year period, with a minimum contribution of $250,000. The agreement is subject to Chinese government approval. The joint venture has also agreed, subject to due diligence, Chinese government approvals and certain other conditions, to purchase the leasehold rights to a small scale mine and related assets at an acquisition cost of approximately Cdn$2,300,000.

(e)	South Korea – Ivanhoe Mines has a 90% interest in an exploration project in the Cholla-namdo Province of South Korea. Ivanhoe Mines is required to fund all of the exploration costs and land rents, both of which are reimbursable to Ivanhoe Mines from the revenues from the project. Ivanhoe Mines has also acquired the mining rights to certain other mining prospects.

In view of the unsuccessful exploration results in 2003 and the anticipated limited project life in 2004, Ivanhoe Mines’ reviewed the carrying values of the mineral property interests and related other capital assets with the result that an impairment provision aggregating $1,213,000 was made in the fourth quarter of 2003.

13.     OTHER CAPITAL ASSETS

	December 31,

	2003			2002

		Accumulated
		Depreciation,
		Including	Net	Net
	Cost	Write-downs	Book Value	Book Value

Non-producing mining plant and equipment	$8,665	$(1,905)	$6,760	$2,727
Furniture and fixtures	1,798	(568)	1,230	754

	$10,463	$(2,473)	$7,990	$3,481

The non-producing mining plant and equipment are primarily for other mineral property interest projects in Mongolia, Australia, South Korea (Note 12 (e)), Myanmar and Inner Mongolia.

14.     OTHER ASSETS

	December 31,

	2003	2002

Restricted cash	$5,403	$11,467
Due from JVCo	1,532	1,482
Environmental bond	2,704	–
Deferred stripping costs	21,035	12,223

	$30,674	$25,172

The restricted cash has been lodged as support for outstanding letters of credit discussed in Notes 16(b) and 25(a).

The amount due from the joint venture is unsecured with no fixed terms of repayment and bears interest at LIBOR plus 2%. Ivanhoe Mines charged interest of $50,000 in 2003 and $60,000 in 2002, which is included in the balance receivable.

15.     LOANS PAYABLE TO RELATED PARTIES

	December 31,

	2003	2002

Loans payable to the chairman of the Company or a company controlled by him, with interest at Bank of Montreal U.S. prime rate plus 2.5% to 3%	$5,088	$5,088

These loans are all unsecured, repayable in U.S. dollars and are non-recourse to the Company. These related parties have, amongst other things, postponed the repayment of their loans and accrued interest until ABM and its subsidiaries begin to generate positive cash flow, as defined in an agreement entered into on November 6, 2000 (the “Amending Agreement”).

These related parties waived the interest charges for the years ended December 31, 2003 and 2002.

It is unlikely that ABM and its subsidiaries will achieve positive cash flow (as defined in the Amending Agreement) prior to January 1, 2005. These loans are therefore classified as a non-current liability.

16.     LONG-TERM DEBT

	December 31,

	2003	2002

JVCo (Note 2 (a)):
Share of loan payable (a)	$15,000	$22,500
ABM (Note 2 (a)):
Deferred purchase obligation (b)	6,878	5,130
Equipment purchase loans (c)	301	1,670

	22,179	29,300
Less: Amount included in current liabilities (a)	(15,301)	(23,766)

	$6,878	$5,534

All of the long-term debt is non-recourse to the Company.

The future principal repayments required on the debt outstanding at December 31, 2003 is as follows:

2004	$15,301
Deferred purchase obligation to be settled through future remediation work to be performed	6,878

$22,179

(a)	JVCo’s loan of $15,000,000 at December 31, 2003 bears interest at a rate equal to LIBOR plus 2.5%, subject to certain adjustments, and is repayable in minimum semi-annual instalments of $7,500,000 (of which $3,750,000 is attributable to Ivanhoe Mines) until maturity in August 2005. JVCo will also be required to make additional principal repayments in certain circumstances based on certain financial ratios and the level of cash flow above specified levels. The credit agreement requires that JVCo maintain working capital of not less than $5,000,000. In addition, the credit agreement contains certain restrictions regarding, amongst other things, the ability of JVCo to incur additional indebtedness and the payment of cash dividends in certain circumstances. The loan facility is secured by, amongst other things, a fixed charge on the Monywa Copper Mine Project assets, an assignment of JVCo’s operating and restricted cash balances, and a floating charge on all other assets of JVCo.

At December 31, 2003 and December 31, 2002, JVCo was not in compliance with the minimum working capital requirement in its credit agreement, and had not received a waiver from its lenders with respect to this requirement and also with respect to the non-compliance with certain other financial covenants in the credit agreement. Accordingly, as required by GAAP, the entire amount of the Company’s share of JVCo’s loan payable aggregating $15,000,000 at December 31, 2003 and $22,500,000 at December 31, 2002 has been included in current liabilities. Management of the JVCo is of the opinion that the lenders will not demand repayment of the loan, notwithstanding the foregoing.

JVCo is required to pay a non-refundable management fee of 0.75% per annum on the amounts drawn-down. This amount is included in interest on long-term debt.

The effective interest rate on the loan facility was 4.47% at December 31, 2003 and 5.05% at December 31, 2002.

Ivanhoe Mines’ share of the interest incurred on this loan during the year ended December 31, 2003 and 2002 amounted to $979,000 and $1,389,000, respectively.

(b)	A subsidiary of ABM has an agreement with the Tasmanian Parliament to defer the payment for the purchase of the assets of the Savage River Project. This deferred obligation, which amounted to A$14,549,000 at December 31, 2003 and A$14,342,000 at December 31, 2002, is non-interest bearing, is secured in part by a bank letter of credit for A$2,800,000 and is

16.     LONG-TERM DEBT (Continued)

repayable by December 24, 2014, primarily by carrying out remediation work for the purpose of rehabilitating areas disturbed by operations prior to ABM’s acquisition of an interest in the site.

The U.S. equivalent of this obligation amounted to $10,759,000 at December 31, 2003 and $8,093,000 at December 31, 2002. For accounting purposes, this obligation has been discounted using an interest rate of 10% to its present value of $6,878,000 at December 31, 2003 and $5,130,000 at December 31, 2002.

(c)	These equipment purchase loans of A$406,000 at December 31, 2003 and A$2,958,000 at December 31, 2002 bear interest at rates between 6.5% and 8.0%, and mature in June 2003. These loans are secured by the related equipment.

(d)	In 2002, the Company completed debt restructuring negotiations which resulted in the Company acquiring, for cash of approximately $8,100,000, the Savage River Project’s bank term loan and an outstanding foreign currency exchange contract obligation aggregating approximately $41 million. This transaction resulted in a non-cash gain of $32,466,000 on settlement of debt.

17.     INCOME TAXES

          Ivanhoe Mines’ provision for income and capital taxes consists of the following:

	Years ended December 31,

	2003	2002

Current income taxes	$667	$–
Future income taxes	927	3,951
Capital taxes	413	308

	$2,007	$4,259

17.     INCOME TAXES (Continued)

Future income tax assets and liabilities at December 31, 2003 and 2002 arise from the following:

	2003	2002

Future income tax assets
Long-term investments	$1,711	$3,419
Mining property, plant and equipment	2,855	–
Loss carry-forwards	84,451	43,650
Other	13,879	3,967

	102,896	51,036
Valuation allowance	(101,115)	(49,995)

Net future income tax assets	1,781	1,041

Future income tax liabilities
Mining property, plant and equipment	12,304	11,664
Long-term debt	1,213	978
Other	792	–

	14,309	12,642

Future income tax liabilities, net	$12,528	$11,601

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$1,781	$1,041
Future income tax liabilities	14,309	12,642

Future income tax liabilities, net	$12,528	$11,601

A reconciliation of the provision for income and capital taxes is as follows:

	Years ended December 31,

	2003	2002

Provision for recovery of income taxes based on the combined Canadian federal and provincial statutory tax rates of 37.6% in 2003 and 39.6% in 2002 applied to the loss before income and capital taxes and minority interest	$26,894	$10,588
Add (deduct)
JVCo’s relief from income taxes	–	395
Lower foreign tax rates	(5,417)	(5,836)
Tax effect of losses not recognized	(21,315)	(2,423)
Change in valuation allowance for future income tax assets	(408)	(6,035)
Capital taxes	(377)	(308)
Other	(1,384)	(640)

Provision for income and capital taxes	$(2,007)	$(4,259)

17.     INCOME TAXES (Continued)

At December 31, 2003, Ivanhoe Mines had deductible temporary differences aggregating approximately $21,410,000 and the following unused tax losses, for which no future income tax assets had been recognized:

		Local	U.S. Dollar	Expiry
In Thousands		Currency	Equivalent	Dates

Non-capital losses:
Canada	Cdn.$	58,720	$45,274	2004 to 2010
Australia	A$	114,328	$85,975	(a )
Korea	Krw	9,100,430	$7,114	2004 to 2008
Mongolia	Mnt	101,245,760	$90,398	(b )
Capital losses:
Canada	Cdn.$	83,751	$64,573	(c )

(a)	These losses are carried forward indefinitely, subject to continuity of ownership and business tests.

(b)	These losses are carried forward indefinitely until such time as production from a mine commences; thereafter, they can be amortized on a straight-line basis over a period of five years.

(c)	These losses are carried forward indefinitely for utilization against any future net realized capital gains.

Ivanhoe Mines also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

18.     OTHER LIABILITIES

	December 31,

	2003	2002

Royalty payable	$2,160	$1,699
Provision for employee entitlements	3,540	2,143
Asset retirement obligations	13,723	9,754

	$19,423	$13,596

          (a)         Royalty payable

JVCo is required to pay a royalty to the Ministry of Mines of the Union of Myanmar on the value of Copper Cathode sold. However, during the first five years following the commencement of sales of Copper Cathode, payment of one-half of the royalty is deferred and is payable in equal instalments over the next five years. Ivanhoe Mines’ share of the amount of the royalty payable due within one year is included in accounts payable and accrued liabilities. The balance of the royalty is payable as to $540,000 in each of 2005 though 2008.

18.     OTHER LIABILITIES (Continued)

          (b)      Asset retirement obligations

	December 31,

	2003	2002

Balance, beginning of year	$9,754	$8,644
Increase in obligations for:
Amounts incurred	1,836	356
Amounts arising on acquisition of mineral property interests	1,731	106
Accretion expense	790	648

Balance, end of year	14,111	9,754
Less: Amount included in current liabilities	(388)	–

	$13,723	$9,754

The total undiscounted amount of estimated cash flows required to settle the obligations is $22,805,000 (2002 – $18,149,000), which has been discounted using a credit adjusted risk free rate ranging from 5.6% to 8.4%. Reclamation obligations at the Eunsan mine are expected to be paid in 2004 and will be funded from cash on hand. All other reclamation obligations are not expected to be paid for several years in the future and will be funded from Ivanhoe Mines’ cash at the time of mine closures.

19.     NON-CONTROLLING INTEREST

During the year ended December 31, 2003, Asia Gold Corp (“AGC”) completed an initial public offering resulting in a 49% interest in AGC not being owned by Ivanhoe Mines.

20.     SHARE CAPITAL

(a) Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.

The Share Option Plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

The Share Purchase Plan entitles each eligible employee of Ivanhoe Mines to contribute a percentage of his or her annual basic salary in semi-monthly instalments. Each participant is, at the end of each calendar quarter during which he or she participates in the Share Purchase Plan, issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.

20.     SHARE CAPITAL (Continued)

         (a)         Equity Incentive Plan (Continued)

The Company is authorized to issue a maximum of 20,000,000 Common Shares pursuant to the Equity Incentive Plan. At December 31, 2003, an aggregate of 3,215,126 Common Shares are available for future grants of awards under the plan.

A summary of share option activity and information concerning outstanding and exercisable options at December 31, 2003 is as follows:

	Options Outstanding

	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price

			(Expressed in
			Canadian
			dollars)
Balances, December 31, 2001	219,330	13,594,244	$1.40
Increase in amount authorized	5,000,000	–	–
Options granted	(2,234,500)	2,234,500	3.23
Options exercised	–	(1,906,775)	1.32
Options cancelled	1,612,875	(1,612,875)	2.26
Shares issued under share purchase plan	(50,321)	–	–

Balances, December 31, 2002	4,547,384	12,309,094	1.64
Options granted	(1,730,000)	1,730,000	9.30
Options exercised		(4,780,683)	1.38
Options cancelled	670,517	(670,517)	2.46
Shares issued for bonus shares	(125,000)	–	–
Shares issued for consulting fees	(98,030)	–	–
Shares issued under share purchase plan	(49,745)	–	–

Balances, December 31, 2003	3,215,126	8,587,894	$3.26

At December 31, 2003, the U.S. dollar equivalent of the weighted average exercise price was $2.52.

20.     SHARE CAPITAL (Continued)

         (a)         Equity Incentive Plan (Continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

Options Outstanding			Options Exercisable

	Weighted
	Average	Weighted		Weighted
	Remaining	Average		Average
Number	Contractual	Exercise Price	Number	Exercise Price
Outstanding	Life (in years)	Per Share	Exercisable	Per Share

		(Expressed in		(Expressed in
		Canadian		Canadian
		dollars)		dollars)
98,333	2.09	$1.08	94,333	$1.08
3,775,561	2.10	1.20	3,020,449	1.20
1,000,000	2.73	1.60	800,000	1.60
33,750	2.25	1.61	27,000	1.61
82,500	2.15	1.70	78,000	1.70
350,000	2.07	1.85	–	1.85
40,000	4.36	2.12	40,000	2.12
120,250	2.89	2.31	66,138	2.31
100,000	3.10	3.05	55,000	3.05
1,362,500	3.81	3.25	577,050	3.25
325,000	3.48	3.50	235,000	3.50
20,000	3.77	6.74	20,000	6.74
280,000	4.72	6.75	56,000	6.75
1,000,000	9.84	12.70	250,000	12.70

8,587,894	3.52	$3.26	5,318,970	$2.25

The weighted average grant-date fair value of stock options granted during 2003 and 2002 was Cdn$6.78 and Cdn$1.93, respectively. The fair values of these options were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2003	2002

Risk-free interest rate	4.71%	4.76%
Expected life	7.8 years	5.0 years
Expected volatility	64.59%	71.25%
Expected dividends	$Nil	$Nil

(b) Share Purchase Warrants

During the year ended December 31, 2003, and in connection with a private placement financing, the Company issued 7,150,000 share purchase warrants. Each warrant entitles the holder to acquire one common share at any time on or before December 19, 2005, at a price of Cdn$12.00 during the first year following the closing of the financing and Cdn$12.50 during the second year.

21.     WRITE-DOWN OF CARRYING VALUES OF OTHER ASSETS

	Years ended December 31,

	2003	2002

Investments (Note 10):
Intec	$–	$1,204
RIT	–	686
Savage River Mine Project (Note 11)	–	18,000
South Korea mineral property interests and other capital assets (Notes 12 and 13)	1,213	–

	$1,213	$19,890

22.     OTHER RELATED PARTY TRANSACTIONS

(a)	Ivanhoe Mines incurred the following expenses, on a cost recovery basis, with a company subject to significant influence, and with companies related by way of directors or shareholders in common:

	Years ended December 31,

	2003	2002

Consulting	$–	$75
Exploration	1,768	261
Management fees	223	294
Office and administrative	1,834	1,234
Salaries and benefits	1,372	1,095
Travel (including aircraft rental)	2,636	2,184

	$7,833	$5,143

(b)	Accounts receivable and accounts payable at December 31, 2003 included $347,000 and $777,000, respectively, (December 31, 2002 – $107,000 and $2,003,000, respectively) which were due from/to a company under common control or companies related by way of directors in common.

23.     CASH FLOW INFORMATION

           (a)         Net change in non-cash operating working capital items

	Years ended December 31,

	2003	2002

(Increase) decrease in:
Accounts receivable	$(3,365)	$(1,002)
Broken ore on leach pads	243	(2,890)
Inventories	(4,778)	1,434
Prepaid expenses	(1,435)	(638)
Increase in:
Accounts payable and accrued liabilities	7,876	9,767

	$(1,459)	$6,671

23.     CASH FLOW INFORMATION (Continued)

(b) Supplementary information regarding other non-cash transactions

	Years ended December 31,

	2003	2002

Investing activities:
Purchase of long-term investments	$–	$(7,315)
Sale of long-term investment	–	1,898
Acquisition of other mineral property interest	(20,000)	(4,000)
Expenditures on mining property, plant and equipment	–	(2,799)
Expenditures on other mineral property interests	(2,085)	(106)
Financing activities:
Amount payable on acquisition of other mineral property interest	20,000	4,000
Asset retirement obligations	2,085	6,371
Divesture of long-term debt	–	(3,466)
Issue of share capital	2,260	6,304
(Transfers from) additional paid-in capital	(1,104)	(189)
(Transfers from) contributed surplus	(1,156)	(698)

(c) Other supplementary information

	Years ended December 31,

	2003	2002

Interest paid	$1,467	$3,934

Income taxes paid	$378	$309

24.     SEGMENT DISCLOSURES

Ivanhoe Mines has three operating segments, its copper division, its iron ore division and its exploration division. Capital assets consist of mining property, plant and equipment, other mineral property interests and other capital assets.

	Operating Segments

	Copper	Iron Ore	Exploration
Year ended December 31, 2003	Division	Division	Division	Corporate	Consolidated

Revenue	$22,866	$66,833	$–	$–	$89,699
Cost of operations	(12,428)	(63,480)	–	–	(75,908)
Depreciation and depletion	(5,484)	(5,305)	–	–	(10,789)

Operating profit	4,954	(1,952)	–	–	3,002
Expenses
General and administrative	(683)	(103)	–	(16,710)	(17,496)
Interest on long-term debt	(1,224)	(991)	(57)	(163)	(2,435)
Exploration	–	–	(67,989)	–	(67,989)
Depreciation	–	–	(1,481)	(20)	(1,501)

Income (loss) before the following	3,047	(3,046)	(69,527)	(16,893)	(86,419)
Other income (expenses) Interest income	11	211	49	1,553	1,824
Foreign exchange gains (losses)	(264)	(1,907)	990	11,650	10,469
Mining property shut down costs	–	–	–	(3,356)	(3,356)
Share of loss of significantly influenced investees	–	–	–	(2,423)	(2,423)
Gain on sale of long-term investments	–	–	–	4,625	4,625
Write-down of carrying values of assets	–	–	(1,213)	–	(1,213)
Dilution gain on investment in subsidiary	–	–	4,210	–	4,210
Dilution loss on long-term investment in significantly influenced investees	–	–	–	(237)	(237)
Other	6	308	230	449	993

Income (loss) before income and capital taxes and non-controlling interest	2,800	(4,434)	(65,261)	(4,632)	(71,527)
Income and capital taxes	(691)	(251)	(159)	(906)	(2,007)

Income (loss) before non-controlling interest	2,109	(4,685)	(65,420)	(5,538)	(73,534)
Non-controlling interest	–	–	546	–	546

Net income (loss)	$2,109	$(4,685)	$(64,874)	$(5,538)	$(72,988)

Expenditures on capital assets	$1,853	$3,557	$8,527	$39,649	$53,586

Expenditures on deferred stripping costs	$486	$9,110	$–	$–	$9,596

Total assets	$143,108	$69,550	$85,703	$157,361	$455,722

24.     SEGMENT DISCLOSURES (Continued)

	Operating Segments

	Copper	Iron Ore	Exploration
Year ended December 31, 2002	Division	Division	Division	Corporate	Consolidated

Revenue	$20,227	$66,894	$–	$–	$87,121
Cost of operations	(10,539)	(52,753)	–	–	(63,292)
Write-down of inventories	–	(1,049)	–	–	(1,049)
Depreciation and depletion	(4,976)	(7,240)	–	–	(12,216)

Operating profit	4,712	5,852	–	–	10,564
Expenses
General and administrative	(492)	(144)	–	(11,788)	(12,424)
Interest on long-term debt	(1,821)	(2,535)	(8)	(152)	(4,516)
Exploration	–	–	(33,934)	–	(33,934)
Depreciation	–	–	(810)	(50)	(860)

Income (loss) before the following	2,399	3,173	(34,752)	(11,990)	(41,170)
Other income (expenses)
Interest income	80	147	26	848	1,101
Foreign exchange gains (losses)	(33)	1,672	80	239	1,958
Mining property shut down costs	–	–	–	(2,995)	(2,995)
Share of loss of significantly influenced investee	–	–	–	(847)	(847)
Gain on sale of long-term investments	–	–	–	508	508
Gain on settlement of debt	–	32,466	–	–	32,466
Write-down of carrying values of other assets	–	(18,000)	–	(1,890)	(19,890)
Other	21	(513)	60	2,565	2,133

Income (loss) before income and capital taxes	2,467	18,945	(34,586)	(13,562)	(26,736)
Income and capital taxes	171	(3,483)	(1,199)	252	(4,259)

Net income (loss)	$2,638	$15,462	$(35,785)	$(13,310)	$(30,995)

Expenditures on capital assets	$3,408	$3,427	$8,655	$53	$15,543

Expenditures on deferred stripping costs	$1,072	$12,120	$–	$–	$13,192

Total assets	$147,366	$59,423	$12,649	$56,628	$276,066

24.     SEGMENT DISCLOSURES (Continued)

	December 31,

	2003	2002

Capital assets at the end of the year:
Australia	$33,098	$27,482
Mongolia	46,584	7,867
Myanmar	129,183	132,913
South Korea	806	2,122
Canada	2,502	44
Other	535	112

	$212,708	$170,540

During the years ended December 31, 2003 and 2002, substantially all of the revenue of the Copper Division and the Iron Ore Division arose from sales made to the major customers referred to in Notes 25(b) and (c).

25.     COMMITMENTS

(a)	Ivanhoe Mines has commitments in the ordinary course of business to expend funds towards retaining its interests in certain mineral property interests (Note 12). In that regard, Ivanhoe Mines has lodged letters of credit aggregating $2,000,000 at December 31, 2003 and $6,000,000 at December 31, 2002 in support of certain of these commitments.

(b)	JVCo has entered into an agreement for the sale of a guaranteed quantity of Grade A Product (as defined in the agreement) from the Monywa Copper Mine Project to a company (the “Major Customer”) affiliated with one of the lenders of the project financing. This agreement terminates no later than December 31, 2006, but may terminate earlier if certain events occur.

(c)	ABM has entered into contracts with two of its major customers for the sale of a guaranteed quantity of iron ore. The sales price of iron ore specified in these agreements is renegotiated annually.

(d)	Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts which include commitments for future operating payments under contracts for natural gas, power, port operations, equipment rentals and other arrangements as follows:

2004	$39,383
2005	20,279
2006	12,592
2007	6,773
2008	–
Thereafter	–

$79,027

Approximately $70.4 million of these commitments relate to the Savage River operations, comprising mainly natural gas, power and a mining contract commitments.

26.     DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	December 31,

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash	$108,177	$108,177	$35,445	$35,445
Investments	50,000	50,000	–	–
Accounts receivable	6,790	6,790	3,425	3,425
Long-term investments	14,716	49,770	15,537	25,920
Restricted cash	5,403	5,403	11,467	11,467
Due from joint venture	1,532	1,532	1,482	1,482
Accounts payable and accrued liabilities	53,272	53,272	29,174	29,174
Loans payable to related parties	5,088	5,088	5,088	5,088
Long-term debt	22,179	22,179	29,300	29,300
Royalty payable	2,160	–	1,699	–

The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations which may not be reflective of future values.

Ivanhoe Mines’ investments, amount due from the joint venture, loan payable to related parties and long-term debt bear effective interest rates principally at current market rates and accordingly, their fair value approximates their carrying value.

The fair value of the royalty payable is not readily determinable.

The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value due primarily to the immediate or short-term maturity of these financial instruments.

(b)	Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Myanmar and Australia. JVCo does not mitigate this risk in light of the credit worthiness of its major customer. ABM mitigates this risk by obtaining letters of credit in advance of the shipment of iron ore.

(c)	The credit agreement discussed in Note 16(a) provides that JVCo shall, at the request of the lenders, from time to time maintain one or more swaps, caps, collars or similar hedge products commonly used to hedge against interest rate fluctuations, to protect itself against the LIBOR interest rate rising more than 2% per annum above that in effect on January 13, 1998 and as to a notional principal amount equal to 75% of the principal amount outstanding from time to time. JVCo will, however, be subject to interest rate cash flow risk on the remaining unhedged amount.

Ivanhoe Mines is also subject to interest rate cash flow risk on its loans payable to related parties and its other long-term debt since a significant portion of these liabilities bear interest at floating rates.

(d)	Ivanhoe Mines is subject to market risk arising from revenues from the sale of metals, which are subject to price fluctuations beyond its control. Management of Ivanhoe Mines attempts to reduce its exposure to this market risk through the use of sale contracts designed to fix the sales prices of metals on a monthly or annual basis.

26.     DISCLOSURES REGARDING FINANCIAL INSTRUMENTS (Continued)

(e)	Ivanhoe Mines earns its revenues in U.S. dollars, but incurs certain of its expenses in currencies other than the U.S. dollar. As such, Ivanhoe Mines is subject to foreign exchange risk as a result of fluctuations in exchange rates.

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As indicated in Note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below.

Consolidated Statements of Operations (a)
(in thousands, except per share amounts)

	December 31,

	2003	2002

Net loss in accordance with Canadian GAAP	$(72,988)	$(30,995)
Amortization of deferred stock compensation (b)	(202)	(251)
Adjustment to write-down of the Savage River Project (c)	2,235	9,693
Amortization of other mineral property interests (d)	(2,698)	(2,941)
Reversal of retroactive application of accounting change (e)	–	763
Cumulative effect of accounting change (e)	(2,728)	–

Net loss in accordance with U.S. GAAP	$(76,381)	$(23,731)

Weighted-average number of shares outstanding under U.S. GAAP (in thousands)	243,814	194,551

Basic and diluted loss per share in accordance with U.S. GAAP	$(0.31)	$(0.12)

Net loss under U.S. GAAP	$(76,381)	$(23,731)
Unrealized gain (loss) on portfolio investments, net of income taxes (f)	(2,350)	1,668

Comprehensive loss under U.S. GAAP (g)	$(78,731)	$(22,063)

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

          Consolidated Balance Sheets

	December 31,

	2003	2002

Total assets in accordance with Canadian GAAP	$455,722	$276,066
Reduction in fair value of the Savage River Project assets acquired (b)	(5,634)	(5,634)
Adjustment to write-down of the Savage River Project (c)	(27,733)	(29,968)
Amortization of other mineral property interests (d)	(6,521)	(2,941)
Reversal of retroactive application of accounting change (e)	–	(4,511)
Adjustment to carrying value of long-term investments (f)	1,780	4,710

Total assets in accordance with U.S. GAAP	$417,614	$237,722

Total liabilities in accordance with Canadian GAAP	$120,475	$89,800
Reversal of retroactive application of accounting change (e)	–	(7,239)
Income tax effect of U.S. GAAP adjustments for:
Amortization of other mineral property interests (d)	(882)	–
Adjustment to carrying value of long-term investments (f)	193	773

Total liabilities in accordance with U.S. GAAP	$119,786	$83,334

Total shareholders’ equity in accordance with Canadian GAAP	$335,247	$186,266
Reduction in fair value of shares issued to acquire ABM (b)	(4,930)	(4,930)
Deferred stock compensation arising on acquisition of ABM (b)	–	(202)
(Increase) decrease in the deficit for:
Amortization of deferred stock compensation (b)	(704)	(502)
Adjustment to write-down of the Savage River Project (c)	(27,733)	(29,968)
Amortization of other mineral property interests (d)	(5,639)	(2,941)
Reversal of retroactive application of accounting change (e)	–	2,728
Other comprehensive income (f)	1,587	3,937

Total shareholders’ equity in accordance with U.S. GAAP	$297,828	$154,388

Under U.S. GAAP, the components of shareholders’ equity would be as follows:

	2003	2002

Share capital	$714,359	$517,269
Special warrants	49,975	26,516
Additional paid-in capital	6,448	4,826
Other comprehensive income	1,587	3,937
Deficit	(474,541)	(398,160)

	$297,828	$154,388

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

	Years ended December 31,

	2003	2002

Net cash used in operating activities in accordance with Canadian GAAP	$(79,124)	$(37,145)
Adjustments to net loss involving use of cash:
Write off expenditures on other mineral interests (d)	(255)	(1,142)

Net cash used in operating activities in accordance with U.S. GAAP	(79,379)	(38,287)

Net cash used in investing activities in accordance with Canadian GAAP	(81,493)	(22,500)
Reclassification of expenditures on mineral property interests (d)	255	1,142

Net cash used in investing activities in accordance with U.S. GAAP	(81,238)	(21,358)

Net cash flows from financing activities in accordance with Canadian and U.S. GAAP	219,245	75,428

Effect of exchange rate changes on cash	14,104	707

Net increase in cash and cash equivalents in accordance with Canadian and U.S. GAAP	72,732	16,490
Cash, beginning of year in accordance with Canadian and U.S. GAAP	35,445	18,955

Cash, end of year in accordance Canadian and U.S. GAAP	$108,177	$35,445

          (a)         Statements of operations

Under U.S. GAAP, the loss before other income (expenses) would include mining property shut-down costs and the write-down of carrying values of other assets.

(b) Acquisition of ABM

Under Canadian GAAP, the fair value of the shares issued in 2000 to effect the acquisition of ABM were measured at the transaction date whereas, under U.S. GAAP, the shares issued would be measured at the date the acquisition is announced and the terms agreed to. This difference would have resulted in the cost of the acquisition under U.S. GAAP being $4,930,000 lower than under Canadian GAAP.

Under Canadian GAAP, the Company included in the cost of the acquisition of ABM $1,750,000 for the fair value of stock options granted by the Company in 2000 as consideration for the acquisition of all of the outstanding stock options of ABM. Under U.S. GAAP, the intrinsic value of the unvested options granted by the Company would be allocated to deferred stock compensation included in shareholders’ equity. This difference would have resulted in the cost of the acquisition under U.S. GAAP being $704,000 lower than under Canadian GAAP. Under U.S. GAAP, the deferred stock compensation would be recognized as a compensation cost over the remaining future vesting period of the options.

(c) Impairment of long-lived assets

Under Canadian GAAP, impairment charges on long-lived assets in 2002 and prior years were recorded as the excess of the carrying amount over the recoverable amount, which was

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (c)      Impairment of long-lived assets (Continued)

determined based on the undiscounted estimated future net cash flows, whereas under U.S. GAAP impairment charges are recorded based on the discounted estimated future net cash flows.

Under U.S. GAAP, the Savage River Project would have been fully written off as at December 31, 2001. In 2002, additional amounts capitalized under Canadian GAAP would also be written off under U.S. GAAP and the related depreciation and depletion would be reversed. The differences between Canadian and U.S. GAAP are as follows:

	2003	2002

Impairment of amounts capitalized under Canadian GAAP	$(2,580)	$(15,240)
Reversal of impairment charge recorded under Canadian GAAP	–	18,000
Reversal of depreciation and depletion recorded under Canadian GAAP	4,815	6,933

	$2,235	$9,693

(d) Other mineral property interests

Under Canadian GAAP, the costs of acquisition of mineral property interests are capitalized. Under U.S. GAAP, where the interests are without, at the date of acquisition, economically recoverable reserves, these costs are generally considered to be exploration costs, which are expensed as incurred. However, the costs of acquisition of the Company’s mineral exploration licenses would be classified as intangible assets under U.S. GAAP and, since the properties are without proven and probable reserves, amortized over the term of the licenses. As a result, for U.S. GAAP purposes, the Company has recorded $2,698,000 and $2,941,000, net of deferred income taxes of $882,000 and $Nil in amortization or write-offs of other mineral property interests for each of the years ended December 31, 2003 and 2002, respectively. For purposes of the Consolidated Statements of Cash Flows, the acquisition costs that are written-off for U.S. GAAP purposes are classified as cash used in operating activities.

(e) Accounting change

Under Canadian GAAP, the accounting change with respect to asset retirement obligations discussed in Note 3 (a) has been applied on a retroactive basis. Under U.S. GAAP, this accounting change would be applied as of the beginning of 2003 and the cumulative effect of the initial application accounted for as part of the result of operations for 2003.

(f) Long-term investments

Portfolio investments are carried at their original cost less provisions for impairment under Canadian GAAP. Under U.S. GAAP, these investments would be classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses would be included in the determination of comprehensive income, net of income taxes.

(g) Other comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (g)         Other comprehensive income (Continued)

period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

(h) Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2003 and 2002.

(i) Stock-based compensation

During 2002, the Company adopted the fair-value based method of accounting under Canadian GAAP for stock-based compensation, as described in Notes 2(m) and 3(b), with retroactive application without restatement of prior years’ financial statements. This approach, the “modified prospective method”, is permissible under Statement of Financial Accounting Standard (“SFAS”) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”), which provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Under Canadian GAAP, the measurement of the recorded stock-based compensation, as well as the assumptions and methodology, are consistent with those prescribed by SFAS No. 123.

(j) Joint venture

Under Canadian GAAP, the Company has accounted for its joint venture interest in JVCo (Note 5) on a proportionate consolidation basis. Under U.S. GAAP, interests in joint ventures are accounted for using the equity method. However, in accordance with practices prescribed by the United States Securities and Exchange Commission (“SEC”) for foreign filing companies, if JVCo meets certain conditions, the Company is exempt from applying the equity method to its investment therein. JVCo satisfies the SEC conditions and, accordingly, there is no adjustment required for U.S. GAAP purposes.

(k) Commodity and foreign exchange contracts

As stated in Note 2 (o), from time to time the Company uses forward sales and options contracts to hedge its metals inventories and future production, recognizing the gains or losses at the settlement date of the transaction. Under U.S. GAAP, unless the Company has formal documentation designating the derivative instruments as a hedge of a specific transaction, any unrealized gain or loss on such transactions at the balance sheet date should be recognized in operations. This GAAP difference did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2003 and 2002.

(l) Recently released accounting standards

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as it relates to the Company, is effective immediately for all variable interest entities created after January 31, 2003 and for the

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (l)         Recently released accounting standards (Continued)

first annual reporting period ending after December 31, 2003 for variable interests entities created before February 1, 2003. It is expected that the adoption of FIN 46 will not have a material effect on the Company’s financial position or results of operations.

28.     OTHER SUBSEQUENT EVENTS

(a)	In January 2004, the 5,760,000 Special Warrants outstanding at December 31, 2003 were converted into 5,760,000 Common Shares of the Company and 5,760,000 share purchase warrants. Each 10 warrants entitled the holder to acquire one common share at a price of $8.68 at any time on or before February 15, 2004. In February 2004, the Company extended the expiry date of the warrants to February 15, 2005.

(b)	In February 2004, Ivanhoe Mines reached an agreement with Olympus to sell its 32.64% interest in the Phouc Son Gold Project joint venture in Vietnam to Olympus. Under the agreement, Ivanhoe Mines will receive 10,277,646 million common shares of Olympus at a deemed price of Cdn$0.67 per share. The closing is subject to regulatory and Olympus shareholder approval. Upon completion of the transaction, Ivanhoe Mines equity interest in Olympus will be approximately 19.9%.

(c)	In February 2004, the Company sold its entire investment in Resource Investment Trust (Note 10), generating proceeds of $2,460,000. This transaction resulted in a pre-tax gain of $1,248,000.

IVANHOE MINES LTD. (IVN)
ADDITIONAL INFORMATION FOR HOLDERS OF CHESS UNITS OF FOREIGN FINANCIAL PRODUCTS (CUFS)

1.	CORPORATE GOVERNANCE PRACTICES

The Management Proxy Circular contains a statement of the main corporate governance practices that IVN had in place during the financial year ended 31 December 2003.

2.	SUBSTANTIAL HOLDERS

NAME OF SUBSTANTIAL HOLDER	NUMBER OF SHARES

Robert M. Friedland	100,834,334

*	This is the number of shares owned, directed or controlled by Mr. Friedland

3.	HOLDERS OF EQUITY SECURITIES AND VOTING RIGHTS

CLASS OF SECURITY	NUMBER OF HOLDERS	VOTING RIGHTS

IVN Common Shares	125	One vote per share
Options over IVN Common Shares	97	No right to vote
IVN Share Purchase Warrants	11	No right to vote
IVN Common Share Purchase Warrants	19	No right to vote

4.	DISTRIBUTION SCHEDULE OF HOLDERS* OF IVN COMMON SHARES (INCLUDING HOLDERS OF CUFS)

CATEGORY	NUMBER OF HOLDERS

1-1,000	8,112
1,001-5,000	5,542
5,001-10,000	580
10,001-100,000	623
100,001 and over	176

*	‘Holders’ in this schedule means registered holders of shares (shareholders) as recorded in the company’s securities register as well as holders of CUFS and beneficial holders whose shares are held by a participant in either CDS & Co (The Canadian Depositary for Securities) or Cede & Co (Depositary Trust Company).

Ivanhoe Mines Ltd.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver BC Canada V6C 3E1
Telephone: (604) 688-5755 Fax: (604) 683-9387

5.	DISTRIBUTION SCHEDULE OF HOLDERS OF OPTIONS OVER IVN COMMON SHARES

CATEGORY	NUMBER OF HOLDERS

1-1,000	4
1,001-5,000	22
5,001-10,000	15
10,001-100,000	38
100,001- and over	18

6.	HOLDERS* HOLDING LESS THAN A MARKETABLE PARCEL OF IVN COMMON SHARES (INCLUDING HOLDERS OF CUFS)

288 holders of IVN Common Shares hold less than a marketable parcel. A marketable parcel is a parcel of IVN common shares of not less than AUD500 based on the closing price of IVN common shares on ASX at March 31, 2004.

7.	LARGEST 20 HOLDERS* OF IVN COMMON SHARES

		NUMBER OF IVN	PERCENTAGE OF
NAME OF HOLDER		COMMON SHARES HELD	CAPITAL HELD

1.	CDS & Co**	120,222,027	44.25%
2.	Goldamere Holdings SRL	50,322,533	18.52%
3.	Newstar Securities SRL	30,625,000	11.27%
4.	Cede & Co***	25,375,177	9.34%
5.	Robert M. Friedland	19,810,801	7.29%
6.	Roytor & Co	18,314,100	6.74%
7.	Roytor & Co. A/C	1,399,100	0.51%
	T12056811
8.	Tocqueville Gold Fund	650,000	0.24%
	AC: 44594053
9.	Teck Corporation	600,000	0.22%
10.	Micro Cap Partners LP	500,000	0.18%
11.	CHESS Depositary	440,773	0.16%
	Nominees Pty Ltd.
12.	Roytor & Co	396,900	0.15%
	VIPCONT VIPII
13.	Roytor & Co	367,500	0.14%
	Acct: T12058611
14.	Global Capital	250,000	0.09%
	Ventures Limited
15.	Bambang Trihatmodjo	247,380	0.09%
16.	Tocqueville Asset	200,000	0.07%
	Management Acct: 66595073
17.	Roytor & Co	171,000	0.06%
	Acct: T12058591

2

		NUMBER OF IVN	PERCENTAGE OF
NAME OF HOLDER		COMMON SHARES HELD	CAPITAL HELD

18.	Gordon Toll	152,800	0.06%
19.	Tocqueville Asset Management
	Acct: 129516013	150,000	0.06%
20.	Nestor Jaime Troncoso	130,105	0.04%

*	‘Holders’ in schedules 6 and 7 means registered holders of shares (shareholders) as recorded in the company’s securities register.

**	CDS & Co (The Canadian Depositary for Securities) is the registered holder of shares which are held in the depositary on behalf of participants (brokerage houses, banks, etc.) for their clients (beneficial shareholder).

***	Cede & Co (Depositary Trust Company) is the registered holder of shares which are held in the depositary on behalf of generally US participants on behalf of their clients.

8.	OTHER EXCHANGES

IVN Common Shares are quoted on the Toronto Stock Exchange and the Nasdaq National Market, as well as on the ASX.

9.	RESTRICTED SECURITIES AND SECURITIES SUBJECT TO VOLUNTARY ESCROW

SECURITIES SUBJECT TO
CLASS OF SECURITY	RESTRICTED SECURITIES		VOLUNTARY ESCROW

	Number	Date that escrow ends	Number	Date that escrow ends

Common Shares	Nil	N/A	Nil	N/A

10.	UNQUOTED EQUITY SECURITIES

			Persons holding more than
			20% of the equity
			securities in the unquoted
			class, unless the
			securities were issued or
			acquired under an employee
CLASS	NUMBER ON ISSUE	NUMBER OF HOLDERS	incentive scheme

			Name	Number held

Options over IVN Common Shares	9,878,717	97	Nil	Nil

11.	OPERATIONS AND ACTIVITIES

A review of IVN’s operations and activities for the reporting period is included by reference in the Financial Statements December 31, 2003 and 2002 under Management’s Discussion and Analysis of Financial Condition and Results of Operations.

12.	SECRETARY

Beverly A. Bartlett is IVN’s Corporate Secretary.

3

13.	REGISTERED OFFICE IN AUSTRALIA AND PRINCIPAL ADMINISTRATIVE OFFICE

13.1	Registered office in Australia:

c/o Minter Ellison Level 19 Aurora Place 88 Phillip Street Sydney NSW 2000 Australia Telephone: +61 (2) 9921 8888 Fax: +61 (2) 9921 8123

13.2	Principal administrative office:

Ivanhoe Mines Ltd. World Trade Centre Suite 654 – 999 Canada Place Vancouver BC Canada V6C 3E1 Telephone: (+604) 688-5755 Fax: (+604) 683-9387.

14.	REGISTERS

IVN’s register of holdings of IVN Common Shares maintained in Australia and its register of CUFS holdings maintained in Australia are kept by:

Advanced Share Registry Services Level 7, 200 Adelaide Terrace Perth WA 6000 Australia Telephone: +61 (8) 9221 7288

IVN’s register of holdings of IVN Common Shares maintained in Canada is kept by:

CIBC Mellon Trust Company The Oceanic Plaza Suite 1600 — 1066 West Hastings Street Vancouver BC Canada V6E 3X1 Telephone (+604) 688 4330

CIBC Mellon Trust Company 200 Queen’s Quay East, Unit 6 Toronto, Ontario M5A 4K9 Telephone (+416) 861 9731

4

15.	AUDIT COMMITTEE

Ivanhoe Mines Ltd had an audit committee throughout the financial year ended 31 December 2003 and continues to have an audit committee.

16.	ELECTION OF DIRECTORS — NOMINATIONS

ASX Listing Rule 14.3 generally provides that an entity must accept nominations for the election of directors up to 35 business days before the date of a general meeting at which directors may be elected.

ASX has granted IVN a waiver of Listing Rule 14.3 to the extent necessary to permit IVN to accept nominations for the election of directors in accordance with Section 168 of the Yukon Business Corporations Act.

The Yukon Business Corporations Act and applicable Canadian securities laws require that a form of proxy shall provide a means for the shareholder to specify that the shares registered in such shareholder’s name: (i) shall be voted for or against each matter identified in the notice of meeting or an information circular, other than the election of directors and the appointment of auditors; and (ii) shall be voted or withheld from voting in respect of the election of directors and the appointment of auditors.

17.	EQUITY PLAN

IVN has an Employees’ and Directors’ Equity Incentive Plan (Equity Plan). Under the Equity Plan, IVN may issue options pursuant to a share option plan, shares pursuant to bonus awards made under a bonus plan and shares pursuant to a share purchase plan, subject to the limitations on the number of shares reserved for issue at any time as approved by the Company’s shareholders. Directors and key employees of IVN and its affiliates are eligible to participate in the Equity Plan. The terms of the current Equity Plan are standard for a TSX-listed company pursuant to the rules of the TSX and were approved by the Company’s shareholders and by the TSX. At the Company’s annual general meeting in June 2002, IVN’s shareholders approved an increase in the maximum number of common shares that may be issued under the Equity Plan from 15,000,000 to 20,000,000.

1,300,000 options over IVN common shares and 2,852,633 common shares were issued to directors and their associates under the Equity Plan during the financial year ended 31 December 2003.

18.	PLACE OF INCORPORATION

Ivanhoe Mines Ltd. (“IVN”) is incorporated in the Yukon Territory, Canada.

19.	STATEMENT REGARDING PLACE OF INCORPORATION AND APPLICABLE LIMITATIONS ON THE ACQUISITION OF SECURITIES

Ivanhoe Mines Ltd. (“IVN”) is incorporated in the Yukon Territory, Canada.

IVN is not subject to Chapters 6, 6A, 6B and 6C of the Australian Corporations Act 2001 dealing with the acquisition of shares (such as substantial holdings and takeovers).

5

A summary of the limitations on the acquisition of securities imposed by the jurisdiction in which IVN is incorporated follows.

In Canada, acquisitions of securities by takeover bid are regulated by provincial securities legislation. Under this legislation, an offer to acquire securities from a shareholder resident in a province which will result in the offeror (including joint actors) holding in excess of 20% of the issued capital of the company constitutes a takeover bid. Subject to limited exceptions (eg. the purchase of less than 5% of issued share capital over 12 months and offers to no more than 5 persons at no greater than 115% of market price), an offeror must (i) provide all shareholders with a takeover bid circular which includes prospectus level disclosure about the offer, the offeror and the subject company; (ii) must keep the bid open for at least 21 days; and (iii) must deliver the circular and extend the offer to each shareholder of the company, with the ultimate purchase of shares being pro rata amongst those shareholders who have tendered their shares under the bid. Canadian takeover bid rules also provide an early warning system to notify the market of significant accumulations of securities. Under this system an acquiror must issue a press release to the public and file a report with provincial securities commissions upon the acquisition of 10% or more of the share capital of a company and upon each acquisition of an additional 2%. IVN’s corporate legislation, the Yukon Business Corporations Act, permits a shareholder who acquires 90% or more of the outstanding shares to acquire the remaining shares at fair market value.

The foregoing is a short summary only and reference must be made to applicable Canadian legislation for further details.

The information in this document is current as at March 31, 2004.

6

IVANHOE MINES LTD.
ARBN 075 217 097
(‘Corporation’)

DIRECTION TO CDN FORM

To be used by holders of CHESS Units of Foreign Financial Products (‘CUFS’) relating to common shares of the Corporation quoted on the Australian Stock Exchange.

This direction relates to the Annual General Meeting of the shareholders of the Corporation to be held on 10 June 2004 (‘Meeting’).

I/We
(please print)

of
(please print)

being a holder of CUFS over common shares of the Corporation hereby direct CHESS Depositary Nominees Pty Limited (‘CDN’) to vote or abstain from voting (withhold) at the meeting in respect of the shares held by CDN on my/our behalf in the manner indicated below.

Direction

To direct CDN how to vote, insert ‘X’ in the appropriate box against each item set out below.

1.	AMENDMENT OF BY LAW No. 1
the ordinary resolution to ratify amendments to Bylaw No. 1 of the Corporation, which amendments (a) increase the quorum requirements for meetings of shareholders in accordance with Nasdaq Stock Market Inc. requirements; and (b) set the number of positions, within the minimum and maximum number of directors prescribed by the articles of the Corporation, that are open for election at an annual meeting of the shareholders of the Corporation.

FOR ☐	AGAINST ☐

2.	CAPITAL RAISING
the ordinary resolution to approve the issuance of up to 50 million Equity Securities (in addition to any other securities issuable without shareholder approval in compliance with the Australian Stock Exchange (“ASX”) Listing Rules) to such allottees and at such issue price(s) determined by the directors as set out in the Management Proxy Circular, such issue(s) to take place, subject to any applicable ASX waiver, during the period from the date of the Meeting until the date of the Corporation’s annual general meeting in 2005.

FOR ☐	AGAINST ☐

3.	AMENDMENT TO THE ARTICLES the ordinary resolution to approve the amendment to the articles of the Corporation to increase the maximum number of directors to 12 directors.

FOR ☐	AGAINST ☐

4.	ELECTION OF DIRECTORS The nominees proposed by management of the Corporation are:

ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
KJELD THYGESEN	FOR ☐	WITHHOLD ☐
GORDON L. TOLL	FOR ☐	WITHHOLD ☐
ROBERT HANSEN	FOR ☐	WITHHOLD ☐
JOHN WEATHERALL	FOR ☐	WITHHOLD ☐
MARKUS FABER	FOR ☐	WITHHOLD ☐
JOHN MACKEN	FOR ☐	WITHHOLD ☐
DAVID HUBERMAN	FOR ☐	WITHHOLD ☐

5.	APPOINTMENT OF AUDITORS To appoint Deloitte & Touche, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors:

FOR ☐	WITHHOLD ☐

6.	Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

7.	Upon any other matter that properly comes before the Meeting.

This direction must be signed by each CUFS holder giving a direction (or the CUFS holder’s attorney). Directions given by a company should be executed under the seal of the company or signed by a duly authorised officer or attorney.

Dated:

COMMON SEAL	SIGNATURE(S)	NAME (print)

The direction (together with appropriate evidence of any authority under which it is signed) must be received by Advanced Share Registry Services, at:

(a)	Level 7, 200 Adelaide Terrace, Perth, Western Australia 6000, Australia; or

(b)	Advanced Share Registry Service’s fax number: +61 8 9221 7869, before 5:00pm (Perth time) on June 3, 2004.

2

IVANHOE MINES LTD.
ARBN 075 217 097
(‘Corporation’)

NOTICE TO HOLDERS OF CHESS UNITS OF FOREIGN
FINANCIAL PRODUCTS OVER COMMON SHARES QUOTED ON
THE AUSTRALIAN STOCK EXCHANGE

In Australia the “holders” of the Company’s common shares traded on the Australian Stock Exchange may not actually hold the shares but rather CHESS Units of Foreign Financial Products (‘CUFS’), a form of depositary receipt. The shares are held by the Company’s depositary nominee, CHESS Depositary Nominees Pty Ltd (‘CDN’).

If you are a holder of CUFS, you may direct CDN on how it should vote on the resolutions described in the Notice of Meeting and Management Proxy Circular. If you do so, CDN will cast proxy votes in accordance with your directions. You are also permitted to attend the Meeting.

If you wish to direct CDN on how it should vote on the resolutions you should complete the attached ‘Direction to CDN Form’ and return it to Advanced Share Registry Services (“ASRS”), Level 7, 200 Adelaide Terrace, Perth, Western Australia, 6000, Australia (Telephone: +61 8 9221 7288, Facsimile: +61 8 9221 7869). You must complete the form and return it to ASRS by 5pm (Perth time) on June 3, 2004.

Please note that as a CUFS holder you must complete the ‘Direction to CDN Form’, not the Proxy form.